Registration No. 333-104635
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    ________________________________________


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                    ________________________________________


                    Issuer of Senior Notes registered hereby
                         ALLIANT ENERGY RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

        Wisconsin                        6719                    39-1605561
 (State or other juris-      (Primary Standard Industrial     (I.R.S. Employer
diction of incorporation)     Classification Code Number)    Identification No.)

                              Alliant Energy Tower
                               200 First Street SE
                            Cedar Rapids, Iowa 52401
                                 (319) 398-4411
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Guarantor of Senior Notes registered hereby
                           ALLIANT ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

        Wisconsin                        6719                    39-1380265
 (State or other juris-      (Primary Standard Industrial     (I.R.S. Employer
diction of incorporation)     Classification Code Number)    Identification No.)

                            4902 North Biltmore Lane
                            Madison, Wisconsin 53718
                                 (608) 458-3311
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     F. J. Buri                             Copies to:
                Corporate Secretary
           Alliant Energy Resources, Inc.          Benjamin F. Garmer, III, Esq.
             Alliant Energy Corporation                   Foley & Lardner
              4902 North Biltmore Lane               777 East Wisconsin Avenue
              Madison, Wisconsin 53718              Milwaukee, Wisconsin 53202
                   (608) 458-3311                         (414) 271-2400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ______________________________

     Approximate date of commencement of proposed sale of the securities to the public: Upon consummation of the Exchange Offer referred to herein.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                         ______________________________


     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                   SUBJECT TO COMPLETION, DATED APRIL 29, 2003

                              [ALLIANT ENERGY LOGO]

                         ALLIANT ENERGY RESOURCES, INC.

                                OFFER TO EXCHANGE
                                 ALL OUTSTANDING
                           9.75% SENIOR NOTES DUE 2013
                    $300,000,000 PRINCIPAL AMOUNT OUTSTANDING
                                       FOR
                         NEW 9.75% SENIOR NOTES DUE 2013
                          $300,000,000 PRINCIPAL AMOUNT
                         ______________________________

o We are offering to exchange new registered 9.75% Senior Notes due 2013 for all of our outstanding unregistered 9.75% Senior Notes due 2013.


o The exchange offer expires at 11:59 p.m., New York City time, on June 2, 2003, unless we extend it.


o The terms of the new senior notes are substantially identical to those of the old senior notes, except that the new senior notes will not have securities law transfer restrictions and registration rights relating to the old senior notes and the new senior notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

o Our parent, Alliant Energy Corporation, will fully and unconditionally guarantee the new senior notes.

o All outstanding senior notes that are validly tendered and not validly withdrawn will be exchanged.

o You may withdraw your tender of old senior notes any time before the exchange offer expires.

o    We will not receive any proceeds from the exchange offer.

o No established trading market for the new senior notes currently exists. The new senior notes will not be listed on any securities exchange or included in any automated quotation system.

o The exchange of senior notes will not be a taxable event for U.S. federal income tax purposes.


     See "Risk Factors" beginning on page 10 for a discussion of risk factors that you should consider before deciding to exchange your old senior notes for new senior notes.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         ______________________________

               The date of this prospectus is ____________, 2003.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY............................................................ 1


RISK FACTORS..................................................................10

FORWARD-LOOKING STATEMENTS....................................................13

WHERE YOU CAN FIND MORE INFORMATION...........................................14

USE OF PROCEEDS...............................................................15

CAPITALIZATION................................................................15

THE EXCHANGE OFFER............................................................16

BUSINESS......................................................................25

DESCRIPTION OF OTHER OUTSTANDING INDEBTEDNESS.................................34

DESCRIPTION OF THE NEW SENIOR NOTES...........................................36

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS...............................52

PLAN OF DISTRIBUTION..........................................................53

LEGAL MATTERS.................................................................53

EXPERTS.......................................................................53


                         ______________________________

     In this prospectus, "we," "us" and "our" refer to Alliant Energy Resources, Inc.

     This prospectus incorporates important business and financial information about us and Alliant Energy Corporation that is not included in or delivered with this prospectus. We will provide you without charge upon your request, a copy of any documents that we incorporate by reference, other than exhibits to those documents that are not specifically incorporated by reference into those documents. You may request a copy of a document by writing to F. J. Buri, Corporate Secretary, Alliant Energy Corporation, 4902 North Biltmore Lane, Madison, Wisconsin 53718, or by calling Mr. Buri at (608) 458-3311. To ensure timely delivery, you must request the information no later than five business days before the completion of the exchange offer. Therefore, you must make any request on or before May 23, 2003.

                               PROSPECTUS SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes the specific terms of the senior notes we are offering to exchange, as well as information regarding our business. We encourage you to read this prospectus in its entirety.

                         Alliant Energy Resources, Inc.

     We are a wholly-owned subsidiary of Alliant Energy Corporation, which is an energy-services provider engaged primarily in regulated utility operations in both the Midwest and, through our company, internationally. Through our company, Alliant Energy Corporation also has significant non-regulated domestic and international operations. We manage a portfolio of companies involved in international utility operations and non-regulated domestic and international businesses, including the following continuing operations:

o International: We have energy-related operations and investments in Brazil, China, New Zealand and Mexico. We have strategic investments in distribution and generation assets in Brazil and combined heat and power plants in China, an equity investment in hydro and wind generation in New Zealand and a loan receivable from a Mexican development company.

o Non-regulated Generation: Our long-term strategy is to build a portfolio of competitive generating assets across the United States, focusing initially on the Upper Midwest. In February 2003, we announced the purchase of a 309-megawatt, non-regulated, natural gas-fired power plant in Wisconsin for $109 million. The entire power output of the facility is sold under contract to Milwaukee-based We Energies through June 2008.

o Integrated Services: Our Integrated Services division provides a wide range of energy and environmental services for commercial, industrial, institutional, educational and governmental customers. Services under the Integrated Services umbrella include energy infrastructure, energy procurement, environmental engineering and construction management, energy planning and gas management.

o Investments: Our existing investments include a short-line railroad, Cedar Rapids and Iowa City Railway Company; a barge company, IEI Barge Services, Inc; various small real estate joint ventures; and several other passive investments, including an equity interest in McLeodUSA Incorporated, an integrated telecommunications and services provider.

     In November 2002, Alliant Energy Corporation announced its commitment to pursue the sale of, or other exit strategies for, our oil and gas production company, Whiting Petroleum Corporation; our investments in hydro-electricity generation assets in Australia, including Southern Hydro Partnership; and our affordable housing business, including Heartland Properties, Inc. See "Business -- Alliant Energy Corporation." We intend to focus on our International and Non-regulated Generation businesses as our primary long-term strategic platforms and will continue reviewing ways to narrow our strategic focus and business platforms.

     Our principal executive offices are located at Alliant Energy Tower, 200 First Street SE, Cedar Rapids, Iowa 52401, and our telephone number is (319) 786-4411.

                           Alliant Energy Corporation

     Alliant Energy Corporation, the guarantor of the senior notes, is a diversified energy-services provider engaged primarily in regulated utility operations in both the Midwest, through its domestic regulated utility subsidiaries, and internationally, through our company. Alliant Energy Corporation also has significant non-regulated domestic and international operations through our company. Through its subsidiaries and partners, Alliant Energy Corporation provides electric, natural gas and steam services to over three million customers worldwide. Alliant Energy Corporation's domestic regulated public utility subsidiaries, Interstate Power and Light Company and Wisconsin Power and Light Company, operate in Iowa, Wisconsin, Minnesota and Illinois.

     Alliant Energy Corporation's principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53718, and its telephone number is
(608) 458-3311.


                               Recent Developments

     On April 28, 2003, Alliant Energy Corporation announced income and earnings per share from continuing operations for the quarter ended March 31, 2003 of $14.6 million and $0.16, respectively, compared to a loss and loss per share from continuing operations of $7.8 million and $0.09, respectively, for the same period in 2002. Alliant Energy Corporation's net loss and loss per share for the quarter ended March 31, 2003 were $0.5 million and $0.01, respectively, compared to net income and earnings per share of $9.7 million and $0.11 for the same period in 2002.


                               The Exchange Offer

Old Senior Notes.....................   We sold $300,000,000 of our 9.75% Senior
                                        Notes due 2013, which are fully and
                                        unconditionally guaranteed by Alliant
                                        Energy Corporation, to the initial
                                        purchasers on December 26, 2002. In this prospectus we refer to those senior notes as the old senior notes. The initial purchasers resold those old senior notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933.

Registration Rights Agreement........   When we sold the old senior notes we
                                        entered into a registration rights
                                        agreement with the initial purchasers in which we agreed, among other things, to provide to you and all other holders of these old senior notes the opportunity to exchange your unregistered old senior notes for a new series of substantially identical new senior notes that we have registered under the Securities Act.
                                        This exchange offer is being made for
                                        that purpose.

New Senior Notes.....................   We are offering to exchange the old
                                        senior notes for 9.75% Senior Notes due
                                        2013 that have been registered under the Securities Act, which are fully and unconditionally guaranteed by Alliant
                                        Energy Corporation. In this prospectus
                                        we refer to those registered senior
                                        notes as the new senior notes. The terms of the new senior notes and the old senior notes are substantially identical except:

                                        o    the new senior notes will be issued
                                             in a transaction that will have
                                             been registered under the
                                             Securities Act;

                                        o    the new senior notes will not
                                             contain securities law restrictions
                                             on transfer; and

                                        o    the new senior notes will not
                                             provide for the payment of
                                             additional interest under
                                             circumstances relating to the
                                             timing of the exchange offer.

The Exchange Offer...................   We are offering to exchange $1,000
                                        principal amount of the new senior notes for each $1,000 principal amount of your old senior notes. As of the date of this prospectus, $300,000,000 aggregate principal amount of the old senior notes are outstanding. For procedures for tendering, see "The Exchange Offer--
                                        Procedures for Tendering Old Senior
                                        Notes."


Expiration Date......................   This exchange offer will expire at 11:59
                                        p.m., New York City time, on June 2,
                                        2003, unless we extend it.


Resales of Senior Notes..............   We believe that the new senior notes
                                        issued pursuant to the exchange offer in
                                        exchange for old senior notes may be
                                        offered for resale, resold and otherwise
                                        transferred by you without compliance
                                        with the registration and prospectus
                                        delivery provisions of the Securities
                                        Act if: o........you are not our
                                        "affiliate" within the meaning of Rule
                                        405 under the Securities Act;

                                        o    you are acquiring the new senior
                                             notes in the ordinary course of
                                             your business; and

                                        o    you have not engaged in, do not
                                             intend to engage in, and have no
                                             arrangement or understanding with
                                             any person to participate in, a
                                             distribution of the new senior
                                             notes.

                                        If you are an affiliate of ours, or are
                                        engaging in or intend to engage in, or
                                        have any arrangement or understanding
                                        with any person to participate in, a
                                        distribution of the new senior notes,
                                        then:

                                        o    you may not rely on the applicable
                                             interpretations of the staff of the
                                             SEC;

                                        o    you will not be permitted to tender
                                             old senior notes in the exchange
                                             offer; and

                                        o    you must comply with the
                                             registration and prospectus
                                             delivery requirements of the
                                             Securities Act in connection with
                                             any resale of the old senior notes.

                                        Each participating broker-dealer that
                                        receives new senior notes for its own
                                        account under the exchange offer in
                                        exchange for old senior notes that were
                                        acquired by the broker-dealer as a
                                        result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the new senior notes. See "Plan of Distribution."

                                        Any broker-dealer that acquired old
                                        senior notes from us may not rely on the applicable interpretations of the staff of the SEC and must comply with registration and prospectus delivery requirements of the Securities Act (including being named as a selling securityholder) in connection with any resales of the old senior notes or the new senior notes.

Acceptance of Old Senior Notes and
Delivery of New Senior Notes.........   We will accept for exchange any and all
                                        old senior notes that are validly
                                        tendered in the exchange offer and not
                                        withdrawn before the offer expires. The
                                        new senior notes will be delivered
                                        promptly following the exchange offer.

Withdrawal Rights....................   You may withdraw your tender of old
                                        senior notes at any time before the
                                        exchange offer expires.

Conditions of the Exchange Offer.....   The exchange offer is subject to the
                                        following conditions, which we may
                                        waive:

                                        o    the exchange offer, or the making
                                             of any exchange by a holder of old
                                             senior notes, will not violate any
                                             applicable law or interpretation by
                                             the staff of the SEC; and

                                        o    no action may be pending or
                                             threatened in any court or before
                                             any governmental agency with
                                             respect to the exchange offer that
                                             may impair our ability to proceed
                                             with the exchange offer.

Consequences of Failure to
Exchange.............................   If you are eligible to participate in
                                        the exchange offer and you do not tender your old senior notes, then you will not have further exchange or registration rights and you will continue to hold old senior notes subject to restrictions on transfer.

Federal Income Tax Consequences......   The exchange of an old senior note for a
                                        new senior note will not be taxable to a United States holder for federal income tax purposes. Consequently, you will not recognize any gain or loss upon receipt of the new senior notes. See "United
                                        States Federal Income Tax
                                        Considerations."

Use of Proceeds......................   We will not receive any proceeds from
                                        the exchange offer.

Accounting Treatment.................   We will not recognize any gain or loss
                                        on the exchange of senior notes. See
                                        "The Exchange Offer-- Accounting
                                        Treatment."

Exchange Agent.......................   U.S. Bank National Association is the
                                        exchange agent. See "The Exchange Offer
                                        -- Exchange Agent."

                              The New Senior Notes

     The following is a brief summary of some terms of the new senior notes. For a more complete description of the terms of the new senior notes, see "Description of the Senior Notes" in this prospectus.

Issuer...............................   Alliant Energy Resources, Inc.

Notes Offered........................   $300,000,000 aggregate principal amount
                                        of 9.75% senior notes due 2013.

Maturity.............................   January 15, 2013.

Interest Payment Dates...............   January 15 and July 15 of each year,
                                        beginning July 15, 2003.

Guarantee............................   Our parent, Alliant Energy Corporation,
                                        will fully and unconditionally guarantee the new senior notes.

Ranking..............................   The new senior notes will be unsecured
                                        and rank equally with our unsecured
                                        senior indebtedness. The guarantee will
                                        be unsecured and rank equally with
                                        unsecured senior indebtedness of and
                                        guarantees issued by Alliant Energy
                                        Corporation. The new senior notes will
                                        effectively rank junior to our
                                        subsidiaries' liabilities and the
                                        guarantee will effectively rank junior
                                        to the liabilities of Alliant Energy
                                        Corporation's subsidiaries. See
                                        "Description of Other Outstanding
                                        Indebtedness" for a description of
                                        Alliant Energy Corporation's and our
                                        indebtedness.

Ratings..............................   Standard & Poor's Ratings Service has
                                        assigned our senior notes a rating of
                                        BBB. Moody's Investors Service, Inc. has assigned our senior notes a rating of Baa3. Ratings are not a recommendation to buy, sell or hold the senior notes.
                                        We cannot give any assurance that the
                                        ratings will be retained for any time
                                        period or that they will not be revised
                                        downward or withdrawn by the ratings
                                        agencies.

Optional Redemption..................   We may redeem some or all of the new
                                        senior notes at any time at a redemption price equal to the greater of:

                                        o    100% of their principal amount; or

                                        o    the sum of the present values of
                                             the remaining scheduled payments of
                                             principal and interest on the new
                                             senior notes, discounted to the
                                             redemption date on a semiannual
                                             basis at the treasury rate plus 50
                                             basis points.

Denomination.........................   The new senior notes will be issued in
                                        integral multiples of $1,000.

Absence of Market for the New
Senior Notes.........................   The new senior notes are a new issue of
                                        securities with no established trading
                                        market. We currently have no intention
                                        to apply to list the new senior notes on any securities exchange or to seek their admission to trading on any automated quotation system. Accordingly, we cannot provide any assurance as to the development or liquidity of any market for the new senior notes. See "Plan of Distribution."

No Limit on Debt.....................   The indenture governing the new senior
                                        notes does not limit the amount of debt
                                        that we may issue or provide holders any protection should we be involved in a highly leveraged transaction.

Covenants............................   The indenture governing the new senior
                                        notes contains covenants that, among
                                        other things, limit our ability and the
                                        ability of our subsidiaries and, for
                                        some limited matters, Alliant Energy
                                        Corporation to:

                                        o    issue, assume or guarantee some
                                             types of secured indebtedness;

                                        o    engage in sale and lease-back
                                             transactions; and

                                        o    consolidate or merge.

                                        Some covenants governing the new senior
                                        notes also limit our ability and the
                                        ability of Alliant Energy Corporation to issue certain debt, unless specified consolidated net worth, capitalization and interest coverage tests or ratios are satisfied.

                                        All of the covenants are subject to
                                        important exceptions and qualifications, which are described under the heading "Description of the New Senior Notes -- Restrictive Covenants" in this prospectus.

Risk Factors.........................   See "Risk Factors" and other information
                                        included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to exchange your old senior notes for new senior notes.

                   Summary Consolidated Financial Information

Alliant Energy Resources, Inc.

     Our unaudited summary consolidated financial information set forth below was derived from Alliant Energy Corporation's consolidated financial statements and notes.

                                                  Year Ended December 31,
                                          --------------------------------------
                                             2000          2001          2002
                                          ----------    ----------    ----------
                                                      (In thousands)
Income Statement Data:
Operating revenues......................   $185,952      $348,611      $431,819
Income (loss) from continuing
 operations.............................    159,498       (44,686)      (91,217)
Income from discontinued operations,
 net of tax (1).........................     51,039        58,985        30,612
Net income (loss).......................    227,210         1,431       (60,605)


                                                           As of December 31,
                                                        ------------------------
                                                           2001          2002
                                                        ----------    ----------
                                                             (In thousands)
Balance Sheet Data:
Total assets............................                $1,832,477    $2,260,440
Long-term obligations, net..............                 1,115,921     1,334,664


__________
(1) At December 31, 2002, the assets and liabilities of our oil and gas production company, Whiting Petroleum; our investments in hydro-electricity generation assets in Australia, including Southern Hydro; and our affordable housing business, including Heartland Properties, Inc.; were classified as held for sale. The operating results for these businesses for all periods presented have been separately classified and reported as discontinued operations in Alliant Energy Corporation's consolidated financial statements and related notes. See "Business - Alliant Energy Resources - Alliant Energy Resources Operations - Businesses Held for Sale."

Alliant Energy Corporation

     The summary consolidated financial information of Alliant Energy Corporation set forth below was selected or derived from the consolidated financial statements of Alliant Energy Corporation. The information set forth below is qualified in its entirety by and should be read in conjunction with Alliant Energy Corporation's Management's Discussion and Analysis of Financial Condition and Results of Operations and consolidated financial statements and related notes incorporated by reference into this prospectus. See "Where You Can Find More Information."

                                                               Year Ended December 31,
                                             ----------------------------------------------------------
                                                1998        1999        2000        2001        2002
                                             ----------  ----------  ----------  ----------  ----------
                                                               (Dollars in thousands)

Income Statement Data:
Operating revenues........................   $2,053,318  $2,048,158  $2,279,674  $2,624,676  $2,608,812
Income from continuing operations.........       95,437     154,334     330,915     126,245      76,269
Income from discontinued
 operations, net of tax (1)...............        1,238      42,247      51,039      58,985      30,612
Net income................................       96,675     196,581     398,662     172,362     106,881

Ratio of Earnings to Fixed Charges (2)....         2.08       2.64         3.78        1.77        1.48

Per Share Data:
Income from continuing operations per
 average common share (diluted)...........        $1.24      $1.98        $4.18       $1.57       $0.84
Income from discontinued operations per
 average common share (diluted) (1).......         0.02       0.53         0.64        0.73        0.34
Net income per average common
 share (diluted)..........................         1.26       2.51         5.03        2.14        1.18
Dividends declared per common share (3)...         2.00       2.00         2.00        2.00        2.00


                                                                   As of December 31,
                                             ----------------------------------------------------------
                                                1998        1999        2000        2001        2002
                                             ----------  ----------  ----------  ----------  ----------
Balance Sheet Data:

Total assets............................     $4,959,337  $6,075,683  $6,733,766  $6,237,925  $7,001,395
Long-term obligations, net..............      1,713,649   1,660,558   2,128,496   2,586,044   2,784,216

__________

(1)  At December 31, 2002, the assets and liabilities of our oil and gas production company, Whiting
     Petroleum; our investments in hydro-electricity generation assets in Australia, including Southern
     Hydro; and our affordable housing business, including Heartland Properties, Inc.; were classified as held for sale. The operating results for these businesses for all periods presented have been separately classified and reported as discontinued operations in Alliant Energy Corporation's consolidated financial statements and related notes. See "Business - Alliant Energy Resources -
     Alliant Energy Resources Operations - Businesses Held for Sale."

(2)  The ratio of earnings to fixed charges calculation relates to Alliant Energy Corporation's continuing operations.

(3)  In November 2002, Alliant Energy announced a reduction in its targeted annual common stock dividend from $2.00 per share to $1.00 per share, effective with the dividend declared and paid in the first quarter of 2003.

                                  RISK FACTORS

     You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus, before deciding to exchange your old senior notes for new senior notes. The risks and uncertainties described below are not the only ones facing our company or Alliant Energy Corporation.

THE ENERGY INDUSTRY IS RAPIDLY CHANGING AND BECOMING INCREASINGLY COMPETITIVE, WHICH MAY ADVERSELY AFFECT ALLIANT ENERGY CORPORATION'S ABILITY TO OPERATE PROFITABLY.

     The energy industry is in a period of fundamental change resulting from legislative and regulatory changes. Although Alliant Energy Corporation expects that deregulation in its domestic retail service territories will likely be delayed due to recent developments in the industry, regulatory changes and other developments will continue to increase competitive pressures on electric and gas utility companies. Generally, increased competition could threaten Alliant Energy Corporation's market share in some segments of its business and could reduce its profit margins. Such competitive pressures could cause Alliant Energy Corporation to lose customers and incur additional costs that might not be recovered from customers.

IF ALLIANT ENERGY CORPORATION IS UNABLE TO RECOVER THE COST OF FUEL, PURCHASED POWER AND NATURAL GAS FROM ITS CUSTOMERS, OR IF ALLIANT ENERGY CORPORATION DOES NOT OBTAIN THE AMOUNT OF EXPECTED RATE RELIEF REQUESTED IN ITS PENDING RATE CASES, THEN ALLIANT ENERGY CORPORATION'S PROFITABILITY, FINANCIAL CONDITION AND CASH FLOWS MAY BE ADVERSELY IMPACTED.

     In 2002, approximately 50% of Alliant Energy Corporation's domestic electric and gas utility operating revenues were from its Iowa operations and approximately 44% of its domestic electric and gas utility operating revenues were from its Wisconsin operations. Alliant Energy Corporation's Iowa utility is entitled, subject to regulatory review, to automatically recover increases in the cost of fuel, purchased energy and natural gas purchased for resale through electric and natural gas rates. Purchased power capacity costs in Iowa are not recovered from electric customers through these energy adjustment clauses. Recovery of these costs must be addressed in a formal rate proceeding. Retail electric rates of Alliant Energy Corporation's Wisconsin utility are based on annual forecasted fuel and purchased power costs. Alliant Energy Corporation can seek emergency rate increases in Wisconsin if the annual costs are more than 3% higher than the estimated costs used to establish rates. As described under "Business - Alliant Energy Corporation Domestic Utility Operations - Rates and Regulatory Environment," Alliant Energy Corporation's utility subsidiaries currently have pending several rate cases. If Alliant Energy Corporation does not receive the amount of rate relief that it expects, the increased rates are not approved on a timely basis or it is otherwise unable to recover its costs through rates, then it may experience an adverse impact on its results of operations and cash flows. We and Alliant Energy Corporation are also subject to international rate regulation in some of the foreign markets in which we operate.

WE AND ALLIANT ENERGY CORPORATION MAY HAVE DIFFICULTY ACCESSING CAPITAL ON ATTRACTIVE TERMS OR AT ALL.

     Our and Alliant Energy Corporation's businesses are capital intensive and the fulfillment of our respective long-term strategies depends, at least in part, upon our and Alliant Energy Corporation's ability to access capital at attractive rates and terms. In response to the occurrence of several events, the U.S. financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our and Alliant Energy Corporation's competitors in the energy industry have been adversely affected. In addition, the financial difficulties of many energy companies and other issues affecting the energy industry have caused the credit ratings agencies to more thoroughly review the capital structure, cash flows and earnings potential of energy companies, including us and Alliant Energy Corporation. Standard & Poor's and Moody's downgraded our and Alliant Energy Corporation's credit ratings in December 2002 and January 2003, respectively. See "Summary -- Recent Developments -- Rating Downgrades." As a result of those downgrades or any future downgrades in credit ratings, our and Alliant Energy Corporation's borrowing costs may increase and our and Alliant Energy Corporation's access to capital may be limited. If access to capital becomes significantly constrained, then our and Alliant Energy Corporation's results of operations and financial condition could be significantly adversely affected.

AS HOLDING COMPANIES, WE AND ALLIANT ENERGY CORPORATION ARE EACH SUBJECT TO RESTRICTIONS ON OUR ABILITY TO SERVICE DEBT.

     We and Alliant Energy Corporation are both holding companies with no significant operations of our own. Accordingly, the primary source of funds for us and Alliant Energy Corporation to service debt, including interest on and principal of the senior notes, is dividends our subsidiaries pay to us and dividends Alliant Energy Corporation's subsidiaries pay to it. Our and Alliant Energy Corporation's subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us or Alliant Energy Corporation, whether by dividends, loans or other payments. The ability of our subsidiaries and Alliant Energy Corporation's subsidiaries to pay dividends or make distributions to us and Alliant Energy Corporation, and accordingly, our and Alliant Energy Corporation's ability to service debt, will depend on the earnings, capital requirements and general financial condition of our and Alliant Energy Corporation's subsidiaries and on regulatory limitations. Alliant Energy Corporation's domestic utility subsidiaries each have dividend payment restrictions based on their respective bond indentures, the terms of their outstanding preferred stock and regulatory limitations applicable to them.

ALLIANT ENERGY CORPORATION MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS STRATEGIC ACTIONS, INCLUDING THE SALE OF A NUMBER OF OUR BUSINESSES, IN A TIMELY MANNER OR AT ALL.

     Alliant Energy Corporation's ability to successfully implement its strategic actions that it announced in November 2002 depends on several factors, some of which are beyond its or our control, including our ability to raise cash from the sales of, or other exit from, Whiting Petroleum, our investments in Australia, our affordable housing business and other non-core businesses. Our ability to sell these businesses may be adversely affected should we be unable to locate potential buyers in a timely fashion and obtain a reasonable price or by competing asset sale programs by our competitors. Many of our competitors' strategic plans also include the sale of assets. In addition, while we have entered into an agreement to sell our investments in Australia, such agreement is subject to customary closing conditions. If we are unable to complete these asset sales on the timetable we expect or if we are unable to obtain the proceeds that we expect from these asset sales, then our and Alliant Energy Corporation's financial condition and cash flows could be significantly adversely affected.

WE HAVE MADE SUBSTANTIAL INTERNATIONAL INVESTMENTS, WHICH MAY PRESENT ADDITIONAL RISKS TO OUR BUSINESS.

     As of December 31, 2002, we had $535 million in net investments in foreign countries related to our continuing operations, primarily in electric utility companies and generation facilities, and we may make additional new international investments in the future. International operations are subject to various risks, including political and economic instability, local labor market conditions, the impact of foreign government regulations and taxation, and differences in business practices. In particular, we had $214 million in net investments in Brazil as of December 31, 2002, which has been reduced by $210 million of pre-tax cumulative foreign currency translation losses. Our operations in Brazil recently have faced significant regulatory and political uncertainties. Unfavorable changes in the international political, regulatory or business climate could have a material adverse effect on our growth plans for our international investments and, in turn, our results of operations and financial condition. In addition, the results of operations and financial condition of our subsidiaries that conduct operations in foreign countries will be reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. Fluctuations between these currencies and the U.S. dollar may have a material adverse effect on our results of operations and financial condition and may also significantly affect the comparability of our results between financial periods.

COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT AND THE COSTS OF COMPLIANCE WITH NEW ENVIRONMENTAL LAWS AND THE INCURRENCE OF ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR AND ALLIANT ENERGY CORPORATION'S PROFITABILITY.

     Our and Alliant Energy Corporation's operations are subject to extensive regulation relating to environmental protection. To comply with these legal requirements, we and Alliant Energy Corporation must spend significant sums on environmental monitoring, pollution control equipment and emission fees. New environmental laws and regulations affecting our or Alliant Energy Corporation's operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to us or Alliant Energy Corporation or our and Alliant Energy Corporation's facilities, which may substantially increase environmental expenditures made by us and Alliant Energy Corporation in the future. In addition, we and Alliant Energy Corporation may not be able to recover all of our respective costs for environmental expenditures related to regulated utility operations through electric and natural gas rates in the future. Under current law, we and Alliant Energy Corporation may also be responsible for any on-site liabilities associated with the environmental condition of the facilities that we or Alliant Energy Corporation have previously owned or operated, regardless of whether the liabilities arose before, during or after the time we owned or operated the facilities. The incurrence of a material environmental liability could have a material adverse effect on our and Alliant Energy Corporation's results of operations and financial condition.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the information we incorporate by reference, contains forward-looking statements that are intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management's plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as "expect," "intend," "believe," "anticipate," "estimate," "plan" or "objective" or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Some, but not all, of the risks and uncertainties include those described in the "Risk Factors" section of this prospectus and the following:

     o    weather effects on sales and revenues;

     o economic and political conditions in Alliant Energy Corporation's domestic and international service territories;

     o federal, state and international regulatory and government actions, including the ability to obtain adequate and timely rate relief, including the recovery of operating costs and earning reasonable rates of return, and to pay expected levels of dividends;

     o our ability to complete proposed asset divestitures at expected values and on expected timelines;

     o    unanticipated construction and acquisition expenditures;

     o issues related to the supply of purchased electricity and price thereof, including the ability to recover purchased-power and fuel costs through rates;

     o risks related to the operations of Alliant Energy Corporation's nuclear facilities;

     o costs associated with Alliant Energy Corporation's environmental remediation efforts and with environmental compliance generally;

     o developments that adversely impact Alliant Energy Corporation's ability to implement its strategic plan;

     o results of our Brazil investments and material adverse changes in the rates allowed by the Brazilian regulators;

     o    performance by our businesses as a whole;

     o material permanent declines in the fair value of, or expected cash flows from, our investments;

     o    continued access to the capital markets;

     o Alliant Energy Corporation's ability to continue cost controls and operational efficiencies;

     o Alliant Energy Corporation's ability to identify and successfully complete proposed acquisitions and development projects;

     o    access to technological developments;

     o employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; and

     o    changes in the rate of inflation.

                       WHERE YOU CAN FIND MORE INFORMATION

     Alliant Energy Corporation, our parent corporation and the guarantor of the senior notes, files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that Alliant Energy Corporation files at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can also find Alliant Energy Corporation's public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

     We are "incorporating by reference" specified documents that Alliant Energy Corporation files with the SEC, which means:

     o    incorporated documents are considered part of this prospectus;

     o we are disclosing important information to you by referring you to those documents; and

     o information Alliant Energy Corporation files with the SEC will automatically update and supersede information contained in this prospectus.

     We incorporate by reference Alliant Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 and any future filings Alliant Energy Corporation makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the completion of the exchange offer. Some of these reports are filed on a combined basis with Alliant Energy Corporation's subsidiaries, Interstate Power and Light Company and Wisconsin Power and Light Company. Information contained in these reports relating to these entities is filed by them on their own behalf and not by Alliant Energy Corporation.

     You may request a copy of any of these filings, at no cost, by writing to
F. J. Buri, Corporate Secretary, Alliant Energy Corporation, 4902 North Biltmore Lane, Madison, Wisconsin 53718, or by calling Mr. Buri at (608) 458-3311.

                                 USE OF PROCEEDS

     This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old senior notes. We will not receive any cash proceeds from the issuance of the new senior notes. We used the net proceeds of approximately $288.8 million from the sale of the old senior notes to repay our short-term debt.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Alliant Energy Corporation, including short-term debt, as of December 31, 2002.

                                                         Balance      % of Total
                                                       -----------    ----------
                                                             (In thousands)

Common stock........................................         $923
Additional paid-in capital..........................    1,293,919
Retained earnings...................................      758,187
Accumulated other comprehensive loss................     (209,943)
Shares in deferred compensation trust...............       (6,896)
                                                       ----------

     Total common equity............................    1,836,190        36.1%
Cumulative preferred stock of
 subsidiaries, net..................................      205,063         4.0
Long-term debt (excluding current maturities).......    2,637,803        51.8
Short-term debt:
  Current maturities of long-term debt..............       46,591         0.9
  Other short-term borrowings.......................      364,321         7.2
                                                       ----------      ------

     Total capitalization (including short-
      term debt)....................................   $5,089,968       100.0%
                                                       ==========      ======

                               THE EXCHANGE OFFER

Purpose and Effect; Registration Rights

     We sold the old senior notes on December 26, 2002 in transactions exempt from the registration requirements of the Securities Act. Therefore, the old senior notes are subject to significant restrictions on resale. In connection with the issuance of the old senior notes, we entered into a registration rights agreement, which required that we and Alliant Energy Corporation:

     o file with the SEC a registration statement under the Securities Act relating to the exchange offer and the issuance and delivery of new senior notes in exchange for the old senior notes;

     o use our reasonable best efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act; and

     o use our reasonable best efforts to consummate the exchange offer not later than 45 days following the effective date of the exchange offer registration statement.

     If you participate in the exchange offer, you will, with limited exceptions, receive new senior notes that are freely tradeable and not subject to restrictions on transfer. You should read this prospectus under the heading "-- Resales of New Senior Notes" for more information relating to your ability to transfer new senior notes.

     If you are eligible to participate in the exchange offer and do not tender your old senior notes, you will continue to hold the untendered old senior notes, which will continue to be subject to restrictions on transfer under the Securities Act.

     The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreement is not complete and is subject to, and qualified by reference to, all the provisions of the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement that includes this prospectus.

Terms of the Exchange Offer

     We are offering to exchange $300,000,000 in aggregate principal amount of our 9.75% Senior Notes due 2013 that have been registered under the Securities Act for a like principal amount of our outstanding unregistered 9.75% Senior Notes due 2013.

     Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all old senior notes validly tendered and not withdrawn before 11:59 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of new senior notes in exchange for each $1,000 principal amount of outstanding old senior notes we accept in the exchange offer. You may tender some or all of your old senior notes under the exchange offer. However, the old senior notes are issuable in authorized denominations of $1,000 and integral multiples thereof. Accordingly, old senior notes may be tendered only in denominations of $1,000 and integral multiples thereof. The exchange offer is not conditioned upon any minimum amount of old senior notes being tendered.

     The form and terms of the new senior notes will be the same as the form and terms of the old senior notes, except that:

     o the new senior notes will be registered with the SEC and thus will not be subject to the restrictions on transfer or bear legends restricting their transfer;

     o all of the new senior notes will be represented by global notes in book-entry form unless exchanged for notes in definitive certificated form under the limited circumstances described under "Description of the New Senior Notes -- Book-Entry Procedures and Form;" and

     o the new senior notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

     The new senior notes will evidence the same debt as the old senior notes and will be issued under, and be entitled to the benefits of, the indenture, as supplemented, governing the old senior notes.

     The new senior notes will accrue interest from the most recent date to which interest has been paid on the old senior notes or, if no interest has been paid, from the date of issuance of the old senior notes. Accordingly, registered holders of new senior notes on the record date for the first interest payment date following the completion of the exchange offer will receive interest accrued from the most recent date to which interest has been paid on the old senior notes or, if no interest has been paid, from the date of issuance of the old senior notes. However, if that record date occurs prior to completion of the exchange offer, then the interest payable on the first interest payment date following the completion of the exchange offer will be paid to the registered holders of the old senior notes on that record date.

     In connection with the exchange offer, you do not have any appraisal or dissenters' rights under the Wisconsin Business Corporation Law or the indenture, as supplemented. We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC. The exchange offer is not being made to, nor will we accept tenders for exchange from, holder of the old senior notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

     We will be deemed to have accepted validly tendered old senior notes when we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new senior notes from us.

     If we do not accept any tendered old senior notes because of an invalid tender or for any other reason, then we will return certificates for any unaccepted old senior notes without expense to the tendering holder as promptly as practicable after the expiration date.

Expiration Date; Amendments


     The exchange offer will expire at 11:59 p.m., New York City time, on June 2, 2003, unless we, in our sole discretion, extend the exchange offer.


     If we determine to extend the exchange offer, then we will notify the exchange agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We reserve the right, in our sole discretion, to delay accepting any old senior notes, to extend the exchange offer or to amend or terminate the exchange offer if any of the conditions described below under "-- Conditions" have not been satisfied or waived by giving oral or written notice to the exchange agent of the delay, extension, amendment or termination. Further, we reserve the right, in our sole discretion, to amend the terms of the exchange offer in any manner. We will notify you as promptly as practicable of any extension, amendment or termination. We will also file a post-effective amendment to the registration statement of which this prospectus is a part with respect to any fundamental change in the exchange offer.

Procedures for Tendering Old Senior Notes

     Any tender of old senior notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. A holder who wishes to tender old senior notes in the exchange offer must do either of the following:

     o properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under "-- Exchange Agent" on or before the expiration date; or

     o if the old senior notes are tendered under the book-entry transfer procedures described below transmit to the exchange agent on or before the expiration date an agent's message.

     In addition, one of the following must occur:

     o the exchange agent must receive certificates representing your old senior notes along with the letter of transmittal on or before the expiration date, or

     o the exchange agent must receive a timely confirmation of book-entry transfer of the old senior notes into the exchange agent's account at The Depository Trust Company of New York City, or DTC, under the procedure for book-entry transfers described below along with the letter of transmittal or a properly transmitted agent's message, on or before the expiration date; or

     o the holder must comply with the guaranteed delivery procedures described below.

     The term "agent's message" means a message, transmitted by a book-entry transfer facility to and received by the exchange agent and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the tendering DTC participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.

     The method of delivery of old senior notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Do not send letters of transmittal or old senior notes to us.

     Generally, an eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the old senior notes are tendered:

     o by a registered holder of the old senior notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     o    for the account of an eligible institution.

     If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a firm which is:

     o    a member of a registered national securities exchange;

     o    a member of the National Association of Securities Dealers, Inc.;

     o a commercial bank or trust company having an office or correspondent in the United States; or

     o another "eligible institution" within the meaning of Rule l7Ad-15 under the Securities Exchange Act.

     If the letter of transmittal is signed by a person other than the registered holder of any outstanding old senior notes, the original notes must be endorsed or accompanied by appropriate powers of attorney. The power of attorney must be signed by the registered holder exactly as the registered holder(s) name(s) appear(s) on the old senior notes and an eligible institution must guarantee the signature on the power of attorney.

     If the letter of transmittal, or any old senior notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

     If you wish to tender old senior notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf. If you wish to tender on your behalf, you must, before completing the procedures for tendering old senior notes, either register ownership of the old senior notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old senior notes tendered for exchange. Our determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of old senior notes not properly tendered or old senior notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular old senior notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old senior notes must be cured within the time period we determine. Neither we, the exchange agent nor any other person will incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your old senior notes.

     By tendering, you will represent to us that:

     o any new senior notes that the holder receives will be acquired in the ordinary course of its business;

     o the holder has no arrangement or understanding with any person or entity to participate in the distribution of the new senior notes;

     o if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the new senior notes;

     o if the holder is a broker-dealer, that the holder's old senior notes were acquired as a result of market-making activities or other trading activities (see "Plan of Distribution"); and

     o the holder is not our "affiliate," as defined in Rule 405 of the Securities Act, or, if the holder is our affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act

     If any holder or any such other person is our "affiliate," or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new senior notes to be acquired in the exchange offer, then that holder or any such other person:

     o may not rely on the applicable interpretations of the staff of the SEC;

     o is not entitled and will not be permitted to tender old senior notes in the exchange offer; and

     o must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each broker-dealer who acquired its old senior notes as a result of market-making activities or other trading activities and thereafter receives new senior notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such new senior notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

     Any broker-dealer that acquired old senior notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and delivery requirements of the Securities Act (including being named as a selling securityholder) in connection with any resales of the old senior notes or the new senior notes.

Acceptance of Old Senior Notes for Exchange; Delivery of New Senior Notes

     Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all old senior notes properly tendered and will issue the new senior notes promptly after acceptance of the old senior notes.

     For purposes of the exchange offer, we will be deemed to have accepted properly tendered old senior notes for exchange when we have given oral or written notice of that acceptance to the exchange agent. For each old senior note accepted for exchange, you will receive a new senior note having a principal amount equal to that of the surrendered old senior note.

     In all cases, we will issue new senior notes for old senior notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

     o certificates for your old senior notes or a timely confirmation of book-entry transfer of your old senior notes into the exchange agent's account at DTC; and

     o a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

     If we do not accept any tendered old senior notes for any reason set forth in the terms of the exchange offer or if you submit old senior notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged old senior notes without expense to you. In the case of old senior notes tendered by book-entry transfer into the exchange agent's account at DTC under the book-entry procedures described below, we will credit the non-exchanged old senior notes to your account maintained with DTC.

Book-Entry Transfer

     We understand that the exchange agent will make a request within two business days after the date of this prospectus to establish accounts for the old senior notes at DTC for the purpose of facilitating the exchange offer, and any financial institution that is a participant in DTC's system may make book-entry delivery of old senior notes by causing DTC to transfer the old senior notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of old senior notes may be effected through book-entry transfer at DTC, the exchange agent must receive a properly completed and duly executed letter of transmittal with any required signature guarantees, or an agent's message instead of a letter of transmittal, and all other required documents at its address listed below under "-- Exchange Agent" on or before the expiration date, or if you comply with the guaranteed delivery procedures described below, within the time period provided under those procedures.

Guaranteed Delivery Procedures

     If you wish to tender your old senior notes and your old senior notes are not immediately available, or you cannot deliver your old senior notes, the letter of transmittal or any other required documents or comply with DTC's procedures for transfer before the expiration date, then you may participate in the exchange offer if:

     o    the tender is made through an eligible institution;

     o before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

          o the name and address of the holder and the principal amount of old senior notes tendered,

          o    a statement that the tender is being made thereby, and

          o a guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates representing the old senior notes in proper form for transfer or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

     o the exchange agent receives the properly completed and executed letter of transmittal as well as certificates representing all tendered old senior notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

     You may withdraw your tender of old senior notes at any time before the exchange offer expires.

     For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address listed below under "-- Exchange Agent." The notice of withdrawal must:

     o specify the name of the person who tendered the old senior notes to be withdrawn;

     o identify the old senior notes to be withdrawn, including the principal amount, or, in the case of old senior notes tendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC; and

     o if certificates for old senior notes have been transmitted, specify the name in which those old senior notes are registered if different from that of the withdrawing holder.

     If you have delivered or otherwise identified to the exchange agent the certificates for old senior notes, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible institution, unless the holder is an eligible institution.

     We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any old senior notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. We will return any old senior notes that have been tendered but that are not exchanged for any reason to the holder, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of old senior notes tendered by book-entry transfer into the exchange agent's account at DTC, the old senior notes will be credited to an account maintained with DTC for the old senior notes. You may retender properly withdrawn old senior notes by following one of the procedures described under "-- Procedures for Tendering Old Senior Notes" at any time on or before the expiration date.

Conditions

     Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange new senior notes for, any old senior notes if:

     o the exchange offer, or the making of any exchange by a holder of old senior notes, would violate any applicable law or applicable interpretation by the staff of the SEC; or

     o any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

     The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part at any time and from time to time. If we waive these conditions, then we intend to continue the exchange offer for at least five business days after the waiver. If we fail at any time to exercise any of the above rights, the failure will not be deemed a waiver of those rights, and those rights will be deemed ongoing rights which may be asserted at any time and from time to time.

Exchange Agent

     U.S. Bank National Association is the exchange agent for the exchange offer. You should direct any questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent addressed as follows:

     By Hand, Overnight Mail, Courier, or Registered or Certified Mail:

     U.S. Bank National Association
     180 East Fifth Street
     St. Paul, MN  55101
     Attention:  Specialized Finance Group

     By Facsimile:

     (651) 244-0711
     Attention:  Specialized Finance Group

     Delivery of the letter of transmittal to an address other than as listed above or transmission via facsimile other than as listed above will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

     We will pay the expenses of the exchange offer. We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We are making the principal solicitation by mail; however, our officers and employees may make additional solicitations by facsimile transmission, e-mail, telephone or in person. You will not be charged a service fee for the exchange of your senior notes, but we may require you to pay any transfer or similar government taxes in certain circumstances.

Transfer Taxes

     You will not be obligated to pay any transfer taxes, unless you instruct us to register new senior notes in the name of, or request that old senior notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder.

Accounting Treatment

     We will record the new senior notes at the same carrying values as the old senior notes, which is the aggregate principal amount of the old senior notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss on the exchange of senior notes. We will amortize the expenses of the offer over the term of the new senior notes.

Consequences of Failure to Exchange Old Senior Notes

     If you are eligible to participate in the exchange offer but do not tender your old senior notes, you will not have any further registration rights, except in limited circumstances with respect to specific types of holders of old senior notes. Old senior notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old senior notes and the existing restrictions on transfer set forth in the legend on the old senior notes and in the offering memorandum dated December 20, 2002, relating to the old senior notes. Accordingly, you may resell the old senior notes that are not exchanged only:

     o    to us;

     o so long as the old senior notes are eligible for resale under Rule 144A under the Securities Act, to a person whom you reasonably believe is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

     o in accordance with another exemption from the registration requirements of the Securities Act; or

     o    under an effective registration statement under the Securities Act;

in each case in accordance with all other applicable securities laws. We do not intend to register the old senior notes under the Securities Act.

     Old senior notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old senior notes and the new senior notes. Holders of the new senior notes and any old senior notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Resales of New Senior Notes

     Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that new senior notes issued under the exchange offer in exchange for old senior notes may be offered for resale, resold and otherwise transferred by any old senior note holder without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

     o the holder is not our "affiliate" within the meaning of Rule 405 under the Securities Act;

     o the new senior notes are acquired in the ordinary course of the holder's business; and

     o the holder does not intend to participate in a distribution of the new senior notes.

     Any holder who exchanges old senior notes in the exchange offer with the intention of participating in any manner in a distribution of the new senior notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     This prospectus may be used for an offer to resell, resale or other retransfer of new senior notes. With regard to broker-dealers, only broker-dealers that acquire the old senior notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new senior notes for its own account in exchange for old senior notes, where the old senior notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new senior notes. Please see "Plan of Distribution" for more details regarding the transfer of new senior notes.

                                    BUSINESS

     We are a wholly-owned subsidiary of Alliant Energy Corporation, which is an energy-services provider engaged primarily in regulated utility operations in both the Midwest and, through our company, internationally. Alliant Energy Corporation also has significant non-regulated domestic and international operations through our company.


                           ALLIANT ENERGY CORPORATION
                                       |
                  ---------------------------------------
                  |                                      |
        _ DOMESTIC REGULATED                      _ ALLIANT ENERGY
       |  UTILITY OPERATIONS                     |  RESOURCES
       |                                         |
       |                                         |
       |_ Interstate Power and                   |- International
       |  Light Company                          |
       |                                         |
       |_ Wisconsin Power and                    |_ Non-Regulated
          Light Company                          |  Generation
                                                 |
                                                 |- Integrated Services
                                                 |
                                                  - Investments


                            Alliant Energy Resources

     We manage a portfolio of companies involved in international utility operations and non-regulated domestic and international businesses:

     o International: We have energy-related operations and investments in Brazil, China, New Zealand and Mexico. We have strategic investments in distribution and generation assets in Brazil and combined heat and power plants in China, an equity investment in hydro and wind generation in New Zealand and a loan receivable from a Mexican development company.

     o Non-regulated Generation: We maintain a long-term strategy to build a portfolio of competitive generating assets across the United States, focusing initially on the Upper Midwest. In February 2003, we announced the purchase of a 309-megawatt, non-regulated, natural gas-fired power plant in Wisconsin for $109 million. The entire power output of the facility is sold under contract to Milwaukee-based We Energies through June 2008.

     o Integrated Services: Our Integrated Services division provides a wide range of energy and environmental services for commercial, industrial, institutional, educational and governmental customers. Services under the Integrated Services umbrella include energy infrastructure, energy procurement, environmental engineering and construction management, energy planning and gas management.

     o Investments: Our existing investments include a short-line railroad, Cedar Rapids and Iowa City Railway Company; a barge company, IEI Barge Services, Inc; various small real estate joint ventures; and several other passive investments, including an equity interest in McLeodUSA Incorporated, an integrated telecommunications and services provider.

     In November 2002, Alliant Energy Corporation announced its commitment to pursue the sale of, or other exit strategies for, our oil and gas production company, Whiting Petroleum; our investments in hydro-electricity generation assets in Australia, including Southern Hydro, and our affordable housing business, including Heartland Properties. See "-- Alliant Energy Corporation" and "Alliant Energy Resources Operations -- Businesses Held for Sale." We intend to focus on our International and Non-regulated Generation businesses as our primary long-term strategic platforms and will continue reviewing ways to narrow our strategic focus and business platforms.

Alliant Energy Resources Operations

     We manage a portfolio of companies involved in international utility operations and domestic and international non-regulated businesses. Our divisions include International, Non-regulated Generation, Integrated Services and Investments.

International

     We have energy-related operations and investments in Brazil, China, New Zealand and Mexico. Our international operations include the following:

     o We hold a non-controlling interest in five Brazilian electric utility companies through several direct investments. These investments include a 49.9% direct ownership interest in GIPAR, S.A., an electric utility holding company; a 39.4% direct ownership interest in Companhia Forca e Luz Cataguazes - Leopoldina, S.A., an electric utility; a 45.6% direct ownership interest in Energisa, S.A., an energy development company; a 49.9% direct ownership interest in Pbpart - SE 1 Ltda., an electric utility holding company; and a 50.0% direct ownership interest in Usina Termeletrica de Juiz de Fora S.A., a thermal power plant. As of December 31, 2002, our total investment in Brazil was $214 million, which has been reduced by $210 million of pre-tax cumulative foreign currency translation losses.

     o Our consolidated investments in China include a controlling interest in Peak Pacific Investment Company, Ltd., a company that develops investment opportunities in generation infrastructure projects in China; and Anhui New Energy Heat & Power Co., Ltd., a combined heat and power facility. Our unconsolidated investments include a 50.0% ownership interest in Jiaxing JIES Power & Heat Co., Ltd. and a 30.0% ownership interest in Tongxiang TIES Power & Heat Co., Ltd. As of December 31, 2002, our total investment in China was $180 million.

     o Our investments in New Zealand include a 20.4% ownership interest in TrustPower Ltd., a New Zealand hydro and wind generation utility company, and several other smaller investments. As of December 31, 2002, our total investment in New Zealand was $86 million.

     o Our investment in Mexico consists of a loan receivable, including accrued interest income, from a Mexican development company, which was $55 million as of December 31, 2002. Under provisions of the loan, we have agreed to lend up to $65 million to support the development of a resort community near the Baja peninsula.

Non-regulated Generation

     Given the status of the current non-regulated generation market, our initial investments in this market will focus on facilities with underlying long-term purchased power agreements. While we believe there are strong acquisition opportunities in the existing non-regulated generation market, we will continue to be patient, prudent and diligent in our pursuit of such opportunities. Consistent with this approach, in February 2003, we announced our purchase from Mirant Corporation of a 309-megawatt, non-regulated, natural gas-fired power plant in Neenah, Wisconsin for $109 million, which we financed with a $73 million 8-year secured credit facility, which is non-recourse to Alliant Energy Corporation. The entire power output of the facility is sold under contract to Milwaukee-based We Energies through June 2008.

Integrated Services

     Alliant Energy Integrated Services Company is a national energy-services company that offers a wide range of energy and environmental services for businesses to commercial, industrial, institutional, educational and governmental customers. It offers large energy users an array of services to maximize customers' productivity, profitability and energy efficiency, and provides solutions for waste remediation and other environmental engineering and consulting services. Integrated Services includes:

     o Cogenex Corporation and Industrial Energy Applications, Inc., which provide business customers with on-site energy services;

     o Heartland Energy Group, Inc., a provider of commodities-based energy services primarily related to supplying natural gas; and

     o RMT, Inc., an environmental and engineering consulting company that serves clients nationwide in a variety of industrial market segments and specializes in consulting on solid and hazardous waste management, ground water quality protection, industrial design and hygiene engineering, and air and water pollution control.

Investments

     Our subsidiaries and investments include Alliant Energy Transportation, Inc. and Alliant Energy Investments, Inc. Alliant Energy Transportation is a holding company whose wholly-owned subsidiaries include the Cedar Rapids and Iowa City Railway Company, which is a short-line railway that provides freight service between Cedar Rapids and Iowa City; Williams Bulk Transfer Inc. and Transfer Services, Inc., which provide transfer and storage services; and IEI Barge Services, Inc., which provides barge terminal and hauling services on the Mississippi River. Alliant Energy Investments is a holding company whose subsidiaries include Iowa Land and Building Company, which is organized to pursue real estate and economic development activities in Interstate Power and Light Company's service territory. Alliant Energy Investments also has direct and indirect equity interests in various other real estate and economic development ventures, primarily concentrated in Cedar Rapids, Iowa, and holds other passive investments, including an equity interest McLeodUSA Incorporated, an integrated telecommunications and services provider.

Businesses Held for Sale

     In November 2002, Alliant Energy Corporation announced its commitment to pursue the sale of, or other exit strategies for, our oil and gas production company, Whiting Petroleum; our investments in hydro-electricity generation assets in Australia, including Southern Hydro; and our affordable housing business, including Heartland Properties. See "-- Alliant Energy Corporation." For accounting purposes, such businesses have been classified as available for sale, and the operating results of these businesses have been separately classified and reported as discontinued operations, in Alliant Energy's consolidated financial statements. The estimated sales proceeds, less costs to sell, for each business exceeded the carrying value of each business as of December 31, 2002. Alliant Energy will continue to monitor the estimated sales proceeds of its assets held for sale as they relate to the respective carrying values.

     o Whiting Petroleum is based in Denver, Colorado and is organized to purchase, develop and produce crude oil and natural gas, with an emphasis on the acquisition of proven reserves and the production of natural gas. Whiting Petroleum sells gas to a variety of customers, including pipelines, utilities, industrial users and local distribution companies, and sells its oil to refiners, re-marketers and other companies in the United States. Whiting Petroleum does not own gathering or pipeline facilities for the transportation of gas and must pay the purchasers or processors of the gas for this service.

     o Alliant Energy Australia owns 100% of Southern Hydro Partnership, a 528-megawatt hydro-electricity generation business that supplies energy in the state of Victoria. On March 21, 2003, Alliant Energy announced that we and Alliant Energy entered into an agreement with New Zealand-based Meridian Energy for the sale of our Australian investment, primarily made up of our ownership of Southern Hydro. The agreement is subject to customary closing conditions. The sale price will be approximately $350 million. This amount includes the repayment of approximately $145 million in debt in Australia. On an after-tax basis, the sale will result in net cash proceeds to us of approximately $165 million.

     o Heartland Properties performs asset management and facilitates the development and financing of high-quality, affordable housing in Alliant Energy Corporation's domestic utility service territory.

     In January 2003, Alliant Energy decided to sell SmartEnergy, our internet-based energy retailer, which was classified as held and used, and its operating results were included in continuing operations, in Alliant Energy's December 31, 2002 consolidated financial statements.

                           Alliant Energy Corporation

     Alliant Energy Corporation is an energy-services provider engaged primarily in regulated utility operations in both the Midwest and through our company, internationally. Alliant Energy Corporation also has significant non-regulated domestic and international operations through our company. Through its subsidiaries and partners, Alliant Energy Corporation provides electric, natural gas and steam services to over three million customers worldwide. Its domestic utilities operate in Iowa, Wisconsin, Minnesota and Illinois. Through our company, Alliant Energy Corporation has energy-related operations and investments throughout the United States as well as in Brazil, China, New Zealand and Mexico. Alliant Energy Corporation's mission is to create energy partnerships and solutions that exceed its customers' expectations for comfort, security and productivity in its service territories and around the world.

     In November 2002, Alliant Energy Corporation announced that its board of directors had approved five strategic actions designed to maintain a strong credit profile, strengthen its balance sheet and position Alliant Energy Corporation for improved long-term financial performance. The five strategic actions are:

     o A commitment to pursue the sale of, or other exit strategies for, a number of our non-regulated businesses, including our oil and gas production company, Whiting Petroleum, our investments in hydro-electricity generation assets in Australia and our affordable housing business. For accounting purposes, such businesses have been classified as available for sale, and the operating results of these businesses have been separately classified and reported as discontinued operations, in Alliant Energy Corporation's consolidated financial statements. Alliant Energy Corporation anticipates strengthening its liquidity position by up to $800 million to $1 billion from reductions in consolidated debt and increasing its cash and temporary cash investment balances as a result of these transactions. The amount of proceeds ultimately received from these divestitures, and the timing of the completion of the transactions, are subject to a variety of factors, including the transaction structures Alliant Energy Corporation utilizes to exit these businesses. In January 2003, Alliant Energy Corporation decided to sell SmartEnergy, our internet-based energy retailer, which was classified as held and used, and its operating results were included in continuing operations, in Alliant Energy Corporation's December 31, 2002 consolidated financial statements.

     o A reduction in Alliant Energy Corporation's targeted annual common stock dividend from $2.00 per share to $1.00 per share, effective with the dividend declared and paid in the first quarter of 2003.

     o Reductions in Alliant Energy Corporation's aggregated 2002 and 2003 anticipated construction and acquisition expenditures by approximately $400 million.

     o A plan to raise approximately $200 million to $300 million of common equity in 2003, dependent on market conditions at that time. Alliant Energy Corporation expects to direct the majority of the proceeds towards additional capital investments in its regulated domestic utilities. See "Registration of Additional Securities."

     o The implementation of additional cost control measures to be accomplished through Alliant Energy Corporation's new Six Sigma program, its new enterprise resource planning system that was placed in service in October 2002 and by a heightened focus on operating its domestic utility business in a manner that aligns operating expenses with the revenues granted in its various rate filings.

             Alliant Energy Corporation Domestic Utility Operations

     Alliant Energy Corporation's domestic utility operations consist of its regulated public utility subsidiaries, Interstate Power and Light Company and Wisconsin Power and Light Company.

     o Interstate Power and Light Company, or IP&L, is a public utility operating in Iowa, Minnesota and Illinois engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 526,000 customers; the purchase, distribution, transportation and sale of natural gas to approximately 235,000 customers; and the delivery of steam services in selected markets.

     o Wisconsin Power and Light Company, or WP&L, is a Wisconsin utility engaged principally in the generation, distribution and sale of electric energy to approximately 430,000 customers; and the purchase, distribution, transportation and sale of natural gas to approximately 170,000 customers.

Domestic Utility Operations

     Alliant Energy Corporation's domestic utility operations consist of regulated electric, natural gas and steam service businesses. Alliant Energy Corporation serves more than 1.3 million customers in more than 1,000 communities in Iowa, southern and central Wisconsin, southern Minnesota and northern and northwestern Illinois. In 2002, approximately 50% of both its domestic electric and gas utility operating revenues were from its Iowa operations and approximately 44% of both its domestic electric and gas utility operating revenues were from its Wisconsin operations. Alliant Energy Corporation believes sales of electric and gas commodities to end user customers will continue to grow across its domestic service territories as new customers are added and the consumption of electricity and gas by existing residential and business customers expands.

     Alliant Energy Corporation had $2.2 billion in domestic utility operating revenues in 2002, including $1.8 million in electric revenues, or 80% of domestic utility revenues, $394 million in gas revenues, or 18% of domestic utility revenues, and $37 million in steam and other revenues, or 2% of domestic utility revenues.

     The composition of Alliant Energy Corporation's electric and gas domestic utility operating revenues for the year ended December 31, 2002 was as follows:

                                  Electric                        Gas
                          ------------------------     ------------------------
                                        Percent of                   Percent of
                           Revenues      Revenues       Revenues      Revenues
                          -----------   ----------     -----------   ----------
                          (Thousands)                  (Thousands)

Residential                  $626,947        36%         $218,746        56%
Commercial                    376,365        21%          111,343        28%
Industrial                    526,804        30%           25,177         6%
Other                         222,418        13%           38,720        10%
                           ----------      ----          --------      ----
Total                      $1,752,534       100%         $393,986       100%
                           ==========      ====          ========      ====
_______________

     Alliant Energy Corporation believes that its capacity will allow it to meet its expected load requirements. Furthermore, Alliant Energy Corporation has transmission interconnections at various locations with 12 other transmission-owning utilities in the Midwest. Alliant Energy Corporation believes these interconnections enhance the overall reliability of its transmission systems and provide access to multiple sources of economic and emergency power and energy. Alliant Energy Corporation manages its supply portfolio to maintain an 18% reserve margin and it believes that its proximity to transmission and generating capacity in the upper Midwest region provides it additional access to a low-cost supply of power. During 2002, Alliant Energy Corporation obtained 57% of its power supply from its coal or gas plants, 27% from purchases from third party sources, 15% from its nuclear plants and 1% from other sources.

     Alliant Energy Corporation has entered into an agreement with Calpine Corporation to purchase capacity of 453 megawatts from a 600-megawatt natural gas-fired power plant to be constructed near Beloit, Wisconsin. The capacity under contract is expected to be available prior to the time of the 2004 summer peak demand.

Transmission Assets

     On 2001, IP&L and five other electric utilities filed an application with the Federal Energy Regulatory Commission to create TRANSLink Transmission Co. LLC, a for-profit, transmission-only company. In April 2002, the Federal Energy Regulatory Commission conditionally approved TRANSLink's formation and TRANSLink's participation in the Midwest Independent System Operator. In June 2002, TRANSLink Development Co. LLC was formed to oversee the start-up activities for TRANSLink. In the fourth quarter of 2002, three additional electric utilities joined TRANSLink. IP&L expects to contribute transmission assets of 69 kilovolts and greater, which have an estimated net book value of approximately $226 million, to TRANSLink in exchange for a to be determined combination of a corresponding ownership interest in TRANSLink and cash.

     On January 1, 2001, WP&L contributed its transmission assets, with an approximate net book value of $186 million, in exchange for an equity investment in and a tax-free distribution of $75 million from American Transmission Company LLC. American Transmission Company is a for-profit, transmission company owned by WP&L and other electric utilities. WP&L did not recognize any gain or loss on the transfer of assets, and the transfer has not resulted in a significant impact on WP&L's financial condition or results of operations because the Federal Energy Regulatory Commission allows the American Transmission Company to earn a return comparable to the return formerly allowed WP&L by the Federal Energy Regulatory Commission and the Public Service Commission of Wisconsin. During 2002, American Transmission Company returned approximately 80% of its earnings to its equity holders and, although no assurance can be given, Alliant Energy anticipates the American Transmission Company will continue with this policy in the future. American Transmission Company is a transmission-owning member of the Midwest Independent System Operator and the Mid-America Interconnected Network, Inc. Regional Reliability Council.

Power Iowa

     In 2001, IP&L announced its Power Iowa plan to develop new electric generation capacity in Iowa. IP&L will seek to take a series of actions that creatively uses a mix of resources and efforts to meet Iowa's growing energy needs. The Power Iowa plan includes adding approximately 550 megawatts of natural gas-fired generation, including 500 megawatts by 2004; 100 megawatts of capacity generated from renewable energy sources by December 2003; researching options for an additional 500-600 megawatts of generation; and increases in energy efficiency through energy conservation and process improvements at various commercial and industrial customer locations.

     In January 2003, IP&L began construction on a 500 megawatt natural gas-fired plant in Mason City, Iowa. In December 2002, IP&L began purchasing approximately 57 megawatts of capacity from a wind generation facility in Iowa.

Nuclear Management Company

     Through its direct, non-utility subsidiary, Alliant Energy Nuclear LLC, Alliant Energy Corporation owns 20% of Nuclear Management Company, LLC. Nuclear Management Company was formed to consolidate the operation of its owners' nuclear plants and to provide similar capabilities for other nuclear operators and owners. Combined, the Nuclear Management Company operates eight nuclear generating units at six sites. Alliant Energy Corporation and the other Nuclear Management Company partners continue to own their respective plants and are entitled to the energy generated at the plants. Each partner retains the financial obligations for the safe operation, maintenance and the decommissioning of its plants.

     Alliant Energy Corporation owns interests in two nuclear facilities, Kewaunee Nuclear Power Plant and Duane Arnold Energy Center. Kewaunee, a 532-megawatt plant, is operated by Nuclear Management Company under contract to Wisconsin Public Service Corporation and is jointly owned by Wisconsin Public Service Corporation (59%) and WP&L (41%). The Kewaunee operating license expires in 2013. IP&L owns a 70% interest in Duane Arnold, a 580-megawatt plant, which is also operated by Nuclear Management Company under contract to IP&L. The Duane Arnold operating license expires in 2014.

Rates and Regulatory Environment

     Alliant Energy Corporation operates as a registered public utility holding company subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. Alliant Energy Corporation and its subsidiaries are subject to the regulatory provisions of the Public Utility Holding Company Act, including provisions relating to the issuance and sales of securities, acquisitions and sales of some utility properties and acquisitions and retention of interests in non-utility businesses.

     As a utility holding company incorporated in Wisconsin, Alliant Energy Corporation is subject to regulation by the Public Service Commission of Wisconsin, or the PSCW. The PSCW regulates the type and amount of Alliant Energy Corporation's investments in non-utility businesses. WP&L, also subject to regulation by the PSCW, is generally required to file a rate case with the PSCW at least every two years based on a forward-looking test year basis. WP&L's retail electric rates are based on forecasted fuel and purchased power costs. Under the PSCW rules, WP&L can seek a fuel only rate increase or decrease if the annual fuel and purchased power costs are more or less than 3% higher than the estimated costs used to establish rates. WP&L has a gas performance incentive that includes a sharing mechanism under which 50% of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained or incurred by WP&L, with the remainder refunded to or recovered from customers.

     The PSCW has recently issued new rules relating to the collection of fuel and purchased power costs by Wisconsin utilities, including WP&L. The new rules are intended, among other things, to significantly reduce regulatory lag for the utilities and customers related to the timing of the recovery of increased or decreased fuel and purchased power costs. Purchased power capacity costs will now be included in base rates. A process will also exist whereby the utilities can seek deferral treatment of capacity, transmission and emergency costs between base rate cases. The new rules were implemented for WP&L with its 2003 retail rate order effective April 15, 2003.

     IP&L operates under the jurisdiction of the Iowa Utilities Board, or the IUB. Requests for rate relief are based on historical test periods, adjusted for some known and measurable changes. IP&L's retail tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Purchased power capacity costs are not recovered from electric customers through this energy adjustment clause mechanism. Recovery of these capacity costs must be addressed in formal rate proceedings.

     Alliant Energy Corporation's merger-related rate price freezes expired in April 2002 in all of its primary domestic utility jurisdictions and it is currently addressing the recovery of its utility cost increases through several rate filings. Alliant Energy Corporation's recent rate cases, three of which are currently outstanding, are summarized as follows (dollars in millions):

                                                                                                           Expected
                                                              Interim     Interim     Final       Final      Final
                                          Filing  Increase    Increase   Effective   Increase   Effective  Effective
     Case             Utility Type         Date   Requested  Granted(1)    Date     Granted(2)    Date       Date
---------------  -----------------------  ------  ---------  ----------  ---------  ----------  ---------  ---------

WP&L:
  2002 Retail    Electric, Gas and Water   8/01      $104       $49        4/02        $82         9/02      --
  2003 Retail    Electric, Gas and Water   5/02       101       N/A        N/A          81         4/03      --
  2004 Retail    Electric, Gas and Water   3/03        65         *         *            *           *      1/04
  Wholesale      Electric                  2/02         6         6        4/02          3(3)      1/03      --
  Wholesale      Electric                  3/03         5       N/A        N/A           *           *      7/03(4)
IP&L:
  Retail         Electric                  3/02        82        15(5)     7/02         26           *      6/03
  Retail         Gas                       7/02        20        17       10/02          *           *      7/03
                                                    -----     -----                  -----
  Total                                              $383       $87                   $192
                                                    =====     =====                  =====

_______________

*    To be determined.

(1) Interim rate relief is implemented, subject to refund, pending determination of final rates.

(2) The final rate relief granted includes the amount of interim rate relief granted.

(3) In the fourth quarter of 2002, WP&L reached a settlement agreement with certain wholesale customers for an annual increase of $3 million and a refund of amounts previously collected in excess of the settlement. The settlement agreement was approved by the Federal Energy Regulatory Commission in January 2003. At December 31, 2002, WP&L had reserved all amounts related to the anticipated refund.

(4) WP&L has a rate change moratorium agreement with a wholesale customer group which will expire in July 2003. The requested rates are expected to go into effect in July 2003, subject to refund.

(5) In accordance with interim rate relief rules in Iowa, IP&L only requested interim rate relief of $22 million.

     South Beloit Water, Gas and Electric Company, a wholly-owned subsidiary of WP&L, is subject to regulation by the Illinois Commerce Commission. IP&L is also subject to regulation by the Minnesota Public Utilities Commission and the Illinois Commerce Commission.

     The Federal Energy Regulatory Commission has jurisdiction under the Federal Power Act over some of the electric utility facilities and operations, wholesale rates and accounting practices of IP&L and WP&L, and in some other respects.

     IP&L and WP&L are indirectly and directly subject to the jurisdiction of the Nuclear Regulatory Commission, or NRC, with respect to the Kewaunee Nuclear Power Plant and the Duane Arnold Energy Center, respectively, and to the jurisdiction of the U.S. Department of Energy with respect to the disposal of nuclear fuel and other radioactive wastes from such plants. The NRC has broad supervisory and regulatory jurisdiction over the construction and operation of nuclear reactors, particularly with regard to public health, safety and environmental considerations. The operation and design of nuclear power plants is under constant review by the NRC.

Registration of Additional Securities

     On April 2, 2003, we and Alliant Energy filed a registration statement with the SEC covering up to $400 million of new securities. Also on that date, IP&L filed a registration statement with the SEC relating to up to $150 million of new secuirites.

     Under our registration statement when declared effective by the SEC, Alliant Energy will be entitled to issue and sell from time to time its common stock, stock purchase contracts and related stock purchase units, and we will be entitled to issue and sell from time to time our senior unsecured debt securities under the indenture, which debt securities would be fully and unconditionally guaranteed by Alliant Energy. Under its registration statement when declared effective by the SEC, IP&L will be entitled to issue and sell from time to time its preferred stock, senior unsecured debt securities and collateral trust bonds. The securities may be offered in amounts and at prices and terms to be determined at the time of the sale.

     Unless otherwise specified at the time of the offering, Alliant Energy is expected to use the net proceeds from any offering of its securities to make capital contributions to its domestic utility subsidiaries, which may use these capital contributions for financing the development and construction of new generation and distribution facilities, funding additional working capital, financing other capital expenditures and other general corporate purposes. We and Alliant Energy may also use the net proceeds from any offering to repay debt. IP&L is expected to use the net proceeds from any offering for general corporate purposes, including financing the development and construction of new generation and distribution facilities, funding additional working capital, financing other capital expenditures and the repayment of its debt.

                  DESCRIPTION OF OTHER OUTSTANDING INDEBTEDNESS

     The following is information about our indebtedness and the indebtedness of Alliant Energy Corporation (at the parent company level only) other than indebtedness outstanding under our indenture. See "Description of the New Senior Notes."

     In October 2002, Alliant Energy Corporation completed the syndication of a $565 million 364-day revolving credit facility, which was reduced to $450 million at the end of 2002, available for direct borrowing or to support commercial paper. Availability under this credit facility will be further reduced by the proceeds of asset sales in excess of 5% of Alliant Energy Corporation's consolidated assets in any 12-month period commencing October 2002 and up to $50 million from the proceeds of an issuance of equity securities in excess of $300 million. The new credit facility agreement contains various covenants, including the following:


                                                                   Status at
Covenant Description                    Covenant Requirement   December 31, 2002
------------------------------------   ---------------------   -----------------

Consolidated debt-to-capital ratio         Less than 65%             59.6%
Consolidated net worth                 At least $1.4 billion     $1.8 billion
EBITDA interest coverage ratio             At least 2.5x             3.6x

In compliance with the agreement, results of discontinued operations have been included in the covenant calculations. The debt component of the capital ratio includes long- and short-term debt (excluding trade payables), capital lease obligations, letters of credit and guarantees of the foregoing and unfunded vested benefits under pension plans. The equity component excludes accumulated other comprehensive income (loss).

     Information regarding Alliant Energy Corporation's commercial paper and bank facility borrowings at December 31, 2002 was as follows (dollars in millions):

     Commercial paper outstanding................................   $135.5
     Weighted average maturity of commercial paper...............   2 days
     Discount rates on commercial paper..........................     1.95%
     Bank facility borrowings....................................    $85.0
     Interest rates on bank facility borrowings..................  2.3-2.4%

     In December 2002, we secured a 364-day $250 million standby credit facility. Designed as a bridge to enhance Alliant Energy Corporation's short-term liquidity position until it receives the expected proceeds from the assets it plans to sell in 2003, the availability under the facility is reduced by amounts realized on such asset sales. At December 31, 2002, there were no borrowings outstanding under this credit facility.

         As of December 31, 2002:

     o we had outstanding $1,252.5 million of senior indebtedness, none of which was secured;

     o our consolidated subsidiaries had outstanding $517.9 million of indebtedness; and

     o Alliant Energy Corporation had outstanding $244.5 million of senior indebtedness, none of which was secured, and $1,825.7 million of guarantees, none of which were secured and $1,506.9 million of which represented guarantees of our senior indebtedness, including guarantees of undrawn credit facilities.

     Access to the long-term and short-term capital and credit markets, and costs of external financing, are dependent on our and Alliant Energy Corporation's creditworthiness. In December 2002 and January 2003, Standard & Poor's and Moody's, respectively, issued revised credit ratings as follows:

                                                     Standard &
                                                       Poor's        Moody's
                                                     ----------    -----------

Alliant Energy Resources:
   Unsecured long-term debt.....................        BBB           Baa3
   Commercial paper.............................        A-2           P-3
   Corporate credit / issuer rating(1)..........        BBB+          Baa3
Alliant Energy Corporation:
   Unsecured long-term debt.....................        BBB           (2)
   Commercial paper.............................        A-2           P-3
   Corporate credit / issuer rating(1)..........        BBB+          (2)
_______________

(1) The Standard & Poor's outlook for both entities is negative and the Moody's outlook for both entities is stable.

(2)  Not rated.

                       DESCRIPTION OF THE NEW SENIOR NOTES

     The old senior notes were, and the new senior notes will be, issued as a series of debt securities under and governed by an indenture, dated as of November 4, 1999, between us and U.S. Bank National Association, as trustee and paying agent, as supplemented and amended by supplemental indentures for our prior issuances of debt securities under the indenture and the fourth supplemental indenture executed in connection with the issuance of the old senior notes. We refer to the indenture, as so supplemented and amended, as the indenture. We refer to the old senior notes and the new senior notes collectively as the senior notes.

     The following is a summary of some provisions of the indenture, the senior notes and the guarantees. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by the indenture, which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See "Where You Can Find More Information." Except as otherwise noted, parenthetical references under this heading are references to sections of the indenture.

General

     The indenture does not limit the aggregate principal amount of debt securities that we may issue and provides that we may issue debt securities under the indenture from time to time in one or more series as provided in a supplemental indenture or a resolution of our Board of Directors. The senior notes will be fully and unconditionally guaranteed by Alliant Energy Corporation, will be issued in the aggregate principal amount of $300,000,000 and will mature on January 15, 2013, at their principal amount unless we redeem them before that date.

     As of the date of this prospectus, the debt securities outstanding under the indenture are $250 million aggregate principal amount of our 7 3/8% senior notes due 2009, $300 million aggregate principal amount of our 7% senior notes due 2011 and $402.5 million aggregate principal amount of our exchangeable senior notes due 2030. Our exchangeable notes due 2030 currently have a stated interest rate of 2.5% and are exchangeable for cash based upon a percentage on the value of McLeodUSA Class A Common Stock. The senior notes will rank equally with these notes.

     We will pay interest on the senior notes at an initial rate of 9.75% per annum from the date of original issuance or from the most recent interest payment date to which interest has been paid or provided for. We will pay interest on the senior notes semiannually in arrears on January 15 and July 15 of each year, commencing on July 15, 2003, until the principal amount has been paid or made available for payment, to the persons in whose names the senior notes are registered at the close of business on January 1 or July 1, as the case may be, before each interest payment date. Interest on the senior notes will be computed on the basis of a 360-day year of twelve 30-day months. The principal of and interest on the senior notes will be payable in U.S. dollars or in such other currency of the United States that at the time of payment is legal tender for the payment of public and private debts.

Interest Rate Adjustment

     The interest rate payable on the senior notes will be subject to increase at any time through January 1, 2004, in the event of a rating change by Moody's or Standard & Poor's announced on or prior to such date that causes the ratings of the senior notes by either agency to be below the investment grade category, which is below Baa3 for Moody's and below BBB-- for Standard & Poor's.

     The senior notes will bear interest at the initial interest rate from the date of issuance of the senior notes until the date on which this rating downgrade is announced (the "Step-Up Date"). Beginning with and including the Step-Up Date, the rate at which the senior notes will bear interest will be increased by 1.00% per year.

     If, on any date through January 1, 2004 (the "Step-Down Date"), subsequent to a Step-Up Date, a new rating change by Moody's or Standard & Poor's causes the ratings of both agencies of the senior notes to be above the non-investment grade category, which is above Ba1 for Moody's and above BB+ for Standard & Poor's, the interest rate payable on the senior notes will be decreased by 1.00% per year effective from and including the Step-Down Date.

     There is no limit on the number of times through January 1, 2004, that the interest rate payable on the senior notes can be adjusted up or down based on rating changes by Moody's and Standard & Poor's during this period. After January 1, 2004, however, the interest rate will no longer be subject to increase or decrease. The interest rate in effect on January 1, 2004, will remain in effect during the remaining life of the senior notes. (Supplemental Indenture).

Alliant Energy Corporation Guarantee

     Alliant Energy Corporation has agreed to fully and unconditionally guarantee the payment of the principal of, and premium, if any, and interest on, the senior notes as these items become due and payable, whether at maturity, upon redemption or otherwise, according to the terms of the senior notes and the indenture. Alliant Energy Corporation will determine, at least one business day prior to the date upon which a payment of principal of, and premium, if any, or interest on, the senior notes is due and payable, whether we have available the funds to make these payments as they become due and payable. If we fail to pay principal, premium, if any, or interest, then Alliant Energy Corporation will cause these payments to be made as they become due and payable, whether at maturity, upon redemption, or otherwise, as if these payments were made by us. Alliant Energy Corporation's obligations will be unconditional regardless of the validity or enforceability of, or the absence of any action to enforce, the senior notes or the indenture, any waiver or consent by a holder of senior notes, the recovery of any judgment against us or any action to enforce a judgment against us. Alliant Energy Corporation will be subrogated to all rights of a holder of senior notes against us with respect to any amounts paid by Alliant Energy Corporation pursuant to the guarantee.

Ranking

     The senior notes will be senior, unsecured and unsubordinated obligations of ours, ranking equally and ratably with all our other senior, unsecured and unsubordinated obligations. Because we are a holding company and conduct substantially all of our operations through our subsidiaries, the rights of our creditors, including those under the senior notes, to participate in any distributions of the assets of any of our subsidiaries or joint ventures, upon liquidation or reorganization or otherwise, are necessarily subject, and therefore will be effectively subordinated, to the prior claims of creditors of any of our subsidiaries or joint ventures, except to the extent our claims as a creditor may be recognized.

     In addition, the guarantees will be unsecured obligations of Alliant Energy Corporation and will rank equally with all other unsecured and unsubordinated indebtedness of Alliant Energy Corporation. Because Alliant Energy Corporation is a holding company that conducts substantially all of its operations through subsidiaries, including us, the right of Alliant Energy Corporation, and hence the right of creditors of Alliant Energy Corporation, including holders of the senior notes through the guarantees, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of such subsidiaries, except to the extent that claims of Alliant Energy Corporation itself as a creditor of the subsidiary may be recognized.

     The senior notes will also be effectively subordinated to all of our future secured indebtedness, and the related guarantees will be effectively subordinated to all future secured indebtedness of Alliant Energy Corporation.

Book-Entry Procedures and Form

Global Notes: Book-Entry Form

     Except as provided below, the senior notes will be issued in fully registered book-entry form and will be represented by one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company of New York City, or DTC, and registered in the name of a nominee of DTC.

     We expect that pursuant to procedures established by DTC:

     o upon the issuance of the senior notes in the form of one or more global notes, DTC or its custodian will credit, on its book-entry registration and transfer system, the principal amount of senior notes of the individual beneficial interests represented by these global notes to the respective accounts of persons who have accounts with DTC; and

     o ownership of beneficial interests in the global notes will be shown on, and the transfer of this ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. These accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to participants or persons who hold interests through participants. QIBs, may hold their interests in the global notes directly through DTC if they are participants in this system, or indirectly through organizations which are participants in this system. The laws of some states of the United States may require that some purchasers of securities take physical delivery of the senior notes in definitive registered form. Such limits and such laws may impair the ability of such purchasers to own, transfer or pledge interests in the global notes.

     So long as DTC, or its nominee, is the registered owner or holder of senior notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of senior notes represented by the global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the senior notes.

     We will make payments of the principal of, and premium, if any, and interest on, the global notes to DTC or its nominee, as the case may be, as the registered owner of the global notes. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     We expect that DTC or its nominee, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. These payments will be the responsibility of such participants. Transfers between participants in DTC will be effected in the ordinary way through DTC's settlement system in accordance with DTC rules and will be settled in same day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of senior notes only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of senior notes as to which such participant or participants has or have given such direction.

     DTC has advised us that:

     o DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

     o DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates;

     o direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

     o DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

     o access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

     o the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any of our respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, payments made on account of, or beneficial ownership interests in, global notes.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. We have provided the foregoing descriptions of the operations and procedures of DTC solely as a matter of convenience. DTC's operations and procedures are solely within DTC's control and are subject to change by DTC from time to time. Neither we, the initial purchasers nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

Certificated Notes

     We will issue senior notes in certificated form in exchange for global notes if:

     o DTC or any successor depository notifies us that it is unwilling or unable to continue as a depository for the global notes or ceases to be a "clearing agency" registered under the Securities Exchange Act of 1934 and a successor depository is not appointed by us within 90 days of such notice; or

     o we determine that the senior notes will no longer be represented by global notes. (Section 2.15).

     The holder of a senior note in certificated form may transfer such note by surrendering it at the office or agency maintained by us for such purpose in Milwaukee, Wisconsin or New York, New York.

Payment and Paying Agent

     We have appointed the trustee to act as paying agent with respect to the senior notes. We may at any time designate additional paying agents, rescind the designation of any paying agents or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the senior notes. (Section 2.04).

     All moneys paid by us to the paying agent for the payment of the principal of, or premium, if any, or interest on, any senior notes that remain unclaimed at the end of two years after such principal, premium, if any, or interest has become due and payable will be repaid to us and the holder of the senior notes will thereafter look only to us for payment of any such amounts. (Section 4.05).

Purchase and Cancellation

     We may at any time purchase senior notes in the open market or otherwise at any price, subject to applicable U.S. securities laws. Any senior notes so purchased must be promptly surrendered to the trustee for cancellation.

     All senior notes that we redeem or purchase will promptly be canceled. Any senior notes in certificated form so canceled will be forwarded to or to the order of the trustee and may not be reissued or resold. (Section 2.13).

Restrictive Covenants

     Except as otherwise set forth under "-- Defeasance and Covenant Defeasance" below, for so long as any senior notes remain outstanding or any amount remains unpaid on any of the senior notes, we will comply with the terms of the covenants set forth below. For purposes of these covenants, "debt" is defined in the indenture as all of our obligations evidenced by bonds, debentures, notes or similar evidences of indebtedness in each case for money borrowed. For purposes of these covenants, "lien" is defined in the indenture as any mortgage, lien, pledge, security interest or other encumbrance. The term "lien" does not include any easements, rights-of-way, restrictions and other similar encumbrances and encumbrances consisting of zoning restrictions, leases, subleases, licenses, sublicenses, restrictions on the use of property or defects in the title to property. (Section 1.01).

Guarantor Financial Covenants

     Neither Alliant Energy Corporation nor we, nor any of its or our consolidated subsidiaries other than Alliant Energy Corporation's utility subsidiaries, will incur any new Indebtedness, other than Permitted Indebtedness, if, after giving effect to the incurrence of such Indebtedness, any of the following is true:

     o Consolidated Net Worth. Alliant Energy Corporation's consolidated net worth would be less than $1.2 billion;

     o Capitalization Ratio. The ratio of the Consolidated Indebtedness of Alliant Energy Corporation to its Consolidated Total Capitalization would exceed 0.70 to 1.00; or

     o Interest Coverage Ratio. The ratio of (1) EBITDA for the period of the most recent four consecutive fiscal quarters of Alliant Energy Corporation to (2) Interest Expense for such period, would be less than 2.0 to 1.0. (Supplemental Indenture).

     "Consolidated Indebtedness" means, at any date of determination, the aggregate Indebtedness of Alliant Energy Corporation and its consolidated subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles, but will not include Nonrecourse Indebtedness of any subsidiary of Alliant Energy Corporation.

     "Consolidated Total Capitalization" means, at any date of determination, the sum of:

     o    Consolidated Indebtedness of Alliant Energy Corporation;

     o consolidated equity of the common shareowners of Alliant Energy Corporation and its consolidated subsidiaries;

     o consolidated equity of the preference shareowners of Alliant Energy Corporation and its consolidated subsidiaries; and

     o consolidated equity of the preferred shareowners of Alliant Energy Corporation and its consolidated subsidiaries,

in each case determined at such date in accordance with generally accepted accounting principles, excluding, however, from such calculation, the amounts identified as "Accumulated Other Comprehensive Income (Loss)" in the financial statements of Alliant Energy Corporation set forth in its Report on Form 10-K or 10-Q, as the case may be, filed most recently with the SEC prior to the date of such determination.

     "EBITDA" means, with respect to any period, the sum of operating income of Alliant Energy Corporation and its consolidated subsidiaries for such period, as determined on a consolidated basis in accordance with generally accepted accounting principles, plus all amounts deducted in the computation thereof on account of depreciation and amortization.

     "Indebtedness" means, for any person, any and all indebtedness, liabilities and other monetary obligations of such person:

     (1) for borrowed money or evidenced by bonds, debentures, notes or other similar instruments;

     (2) to pay the deferred purchase price of property or services, except trade accounts payable arising and repaid in the ordinary course of business;

     (3) capitalized lease obligations;

     (4) under reimbursement or similar agreements with respect to letters of credit, other than trade letters of credit, issued to support indebtedness or obligations of such person or of others of the kinds referred to in clauses (1) through (3) above and clause (5) below;

     (5) reasonably quantifiable obligations under direct guaranties or indemnities, or under support agreements, in respect of, and reasonably quantifiable obligations to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, or to assure an obligee against failure to make payment in respect of, indebtedness or obligations of others of the kinds referred to in clauses (1) through (4) above; and

     (6) in respect of unfunded vested benefits under certain employee benefit plans.

In determining Indebtedness for any person, there will be included accrued interest on the principal amount thereof to the extent such interest has accrued for more than six months.

     "Interest Expense" means, with respect to any period, interest expense of Alliant Energy Corporation and its consolidated subsidiaries for such period, including both capitalized and noncapitalized interest and the interest component of capital lease obligations and all debt discount and expense amortized during such period, as determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Nonrecourse Indebtedness" means Indebtedness of any person that finances the acquisition, development, ownership or operation of an asset in respect of which the obligee of such Indebtedness has no recourse whatsoever to such person or any of its affiliates other than:

     o recourse to the named obligor with respect to such Indebtedness, or the debtor, for amounts limited to the cash flow or net cash flow, other than historic cash flow or historic net cash flow, from the asset;

     o recourse to the debtor for the purposes only of enabling amounts to be claimed in respect of such Indebtedness in an enforcement of any security interest or lien given by the debtor over the asset or the income, cash flow or other proceeds deriving from the asset (or given by any shareholder or the like in the debtor over its share or like interest in the capital of the debtor) to secure the Indebtedness, but only if the extent of the recourse to the debtor is limited solely to the amount of any recoveries made on any such enforcement; and

     o recourse to the debtor generally or indirectly to any affiliate of the debtor, under any form of assurance, undertaking or support, which recourse is limited to a claim for damages, other than liquidated damages and damages required to be calculated in a specified way, for a breach of an obligation, other than a payment obligation or an obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition, by the person against which such recourse is available.

     "Permitted Indebtedness" means:

     o Indebtedness of Alliant Energy Corporate Services, Inc., a mutual service company that provides services to utility and non-utility subsidiaries of Alliant Energy Corporation pursuant to the Public Utility Holding Company Act of 1935;

     o intercompany Indebtedness owed to us, to Alliant Energy Corporation or to any of our or its consolidated subsidiaries;

     o Indebtedness to the Alliant Energy Corporation utility money pool or non-utility money pool;

     o    Nonrecourse Indebtedness;

     o Indebtedness incurred to fund Alliant Energy Corporate Services, Inc. or the utility money pool;

     o Indebtedness permitted to be incurred to refinance or replace other Indebtedness permitted to be incurred by the indenture;

     o Indebtedness arising from the deposit and collection of checks and similar items in the ordinary course of business;

     o Indebtedness arising from the guarantee of other Indebtedness permitted by the indenture;

     o Indebtedness represented by letters of credit issued in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

     o Indebtedness in respect of bid, payment and performance bonds, bankers' acceptances, workers' compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts and letters of credit in respect of such overdrafts in the ordinary course of business;

     o Indebtedness consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets; and

     o additional Indebtedness in an aggregate principal amount not to exceed $100 million at any one time outstanding.

Limitation on Liens

     The indenture provides that we will not, we will not permit any of our subsidiaries to, and Alliant Energy Corporation will not, issue, assume or guarantee any debt if the debt is secured by any lien upon any of our, our subsidiaries' or Alliant Energy Corporation's property or assets other than cash, without effectively securing the outstanding senior notes, together with any other indebtedness or obligation then existing or thereafter created ranking equally with the senior notes, equally and ratably with the debt. This limitation does not apply to:

     o liens in existence on the date of original issuance of the senior notes;

     o subject to some conditions, any lien created or arising over any property or assets that we, Alliant Energy Corporation or any of our subsidiaries acquire, construct or create;

     o any lien to secure the debt incurred by us, Alliant Energy Corporation or our subsidiaries in connection with a specifically identifiable project where the lien relates and is confined to a property involved in that project and acquired by us, Alliant Energy Corporation or our subsidiaries after the date of original issuance of the senior notes and the recourse of the creditors in respect of the debt is limited to any or all of that project and property;

     o any lien securing amounts not more than 90 days overdue or otherwise being contested in good faith;

     o rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for our, Alliant Energy Corporation's or any of our subsidiaries' benefit or in connection with the issuance of letters of credit for our, Alliant Energy Corporation's or any of our subsidiaries' benefit;

     o any lien securing debt incurred by us, Alliant Energy Corporation or any of our subsidiaries in connection with the financing of accounts receivable;

     o any lien incurred in the ordinary course of business, including any mechanics', materialmen's, carriers', workmen's, vendors' or other like liens and any liens securing amounts in connection with workers' compensation, unemployment insurance and other types of social security;

     o any lien upon specific items of our, Alliant Energy Corporation's or any of our subsidiaries' inventory or other goods and proceeds securing our, Alliant Energy Corporation's or any of our subsidiaries' obligations in respect of bankers' acceptances issued or created to facilitate the purchase, shipment or storage of inventory or other goods;

     o any lien incurred or deposits made securing the performance of tenders, bids, leases, trade contracts other than for borrowed money, statutory obligations, surety bonds, appeal bonds, government contracts, performance bonds, return-of-money bonds and other obligations of like nature incurred by us, Alliant Energy Corporation or any of our subsidiaries in the ordinary course of business;

     o any lien constituted by a right of set off or right over a margin call account or any form of cash or cash collateral or any similar arrangement for obligations incurred by us, Alliant Energy Corporation or any of our subsidiaries in respect of the hedging or management of risks involving derivative instruments;

     o any lien arising out of title retention or like provisions in connection with the purchase of goods and equipment by us, Alliant Energy Corporation or any of our subsidiaries in the ordinary course of business;

     o any lien securing reimbursement obligations under letters of credit, guarantees and other forms of credit enhancement given in connection with the purchase of goods and equipment by us, Alliant Energy Corporation or any of our subsidiaries in the ordinary course of business;

     o liens on any property or assets acquired from an entity with which we, Alliant Energy Corporation or any of our subsidiaries merge and that is not created in anticipation of any such transaction, unless the lien was created to secure or provide for the payment of any part of the purchase price of the entity;

     o any lien on any property or assets existing at the time of acquisition by us, Alliant Energy Corporation or any of our subsidiaries and which is not created in anticipation of the acquisition, unless the lien was created to secure or provide for the payment of any part of the purchase price of the property or assets;

     o liens required by any contract or statute to permit us, Alliant Energy Corporation or any of our subsidiaries to perform any contract or subcontract made by us, Alliant Energy Corporation or any of our subsidiaries with a governmental entity, or to secure payments by us, Alliant Energy Corporation or any of our subsidiaries to a governmental entity under the provisions of any contract or statute;

     o any lien securing industrial revenue, development or similar bonds issued by us, Alliant Energy Corporation or any of our subsidiaries or for our, Alliant Energy Corporation's or any of our subsidiaries' benefit, provided that these bonds are nonrecourse to us, Alliant Energy Corporation or any of our subsidiaries;

     o any lien securing taxes or assessments or other applicable governmental charges or levies;

     o any lien that arises under any order of attachment, or similar legal process arising in connection with court proceedings and any lien that secures the reimbursement obligation for any bond obtained in connection with an appeal taken in any court proceeding, so long as the enforcement of the lien arising in connection with such legal process is effectively stayed and the claims secured by the lien are being contested in good faith, or any lien in favor of a plaintiff or defendant in any action before a court or tribunal as security for costs or expenses;

     o any lien arising by operation of law or by order of a court or any lien arising by an agreement of similar effect, including judgment liens; or

     o any extension, renewal or replacement of any liens referred to in the clauses above, for amounts not exceeding the principal amount of the debt secured by the lien so extended, renewed or replaced, so long as the extension, renewal or replacement lien is limited to all or a part of the same property or assets that were covered by the lien that was extended, renewed or replaced, plus improvements on such property or assets. (Section 4.03 and Supplement Indenture).

     Although the indenture limits our, our subsidiaries' and Alliant Energy Corporation's ability to incur liens as set forth above, the indenture nevertheless provides that we, our subsidiaries or Alliant Energy Corporation may create or permit to exist liens over any of our, our subsidiaries' and Alliant Energy Corporation's property or assets so long as the aggregate amount of debt secured by all liens that we, our subsidiaries or Alliant Energy Corporation incur, excluding the amount of debt secured by liens set forth in the clauses above, does not exceed 10% of Alliant Energy Corporation's Consolidated Net Tangible Assets. "Consolidated Net Tangible Assets" is defined in the indenture as the total of all assets, including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise, appearing on the most recent consolidated balance sheet of Alliant Energy Corporation as of the date of determination, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets, less the aggregate of the consolidated current liabilities of Alliant Energy Corporation appearing on such balance sheet. (Section 1.01 and Supplemental Indenture).

Limitation on Sale and Lease-Back Transactions

     The indenture provides that we will not enter into any arrangement with any entity providing for the lease by us of any of the assets that we have sold, transferred or agreed to sell or transfer to that entity unless:

     o the transaction involves a lease for a temporary period not to exceed three years;

     o    the transaction is between us and one of our affiliates;

     o we would be entitled to incur debt secured by a lien on the assets or property involved in the transaction at least equal to the Attributable Debt with respect to the transaction, without equally and ratably securing the senior notes, as described under "-- Limitation on Liens" above, other than as described in the second paragraph of that description;

     o we enter into the transaction within 270 days after our initial acquisition of the assets or property subject to the transaction;

     o the aggregate amount of all Attributable Debt with respect to all sale and lease-back transactions then in effect does not exceed 10% of Alliant Energy Corporation's Consolidated Net Tangible Assets; or

     o within the 12 months preceding or following the sale or transfer, regardless of whether we make any sale or transfer, we apply, in the case of a sale or transfer for cash, an amount equal to the net proceeds of the sale or transfer and, in the case of a sale or transfer other than for cash, an amount equal to the fair value of the assets so leased at the time that we enter into such arrangement, to the retirement of debt, incurred or assumed by us which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of incurring, assuming or guaranteeing such debt, or to an investment in any of our assets. (Section 4.04).

     "Attributable Debt" is defined in the indenture as, with respect to any particular sale and lease-back transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in the sale and lease-back transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. The present value of this obligation is discounted at the rate of interest implicit in the transaction determined in accordance with U.S. generally accepted accounting principles. (Section 1.01).

Consolidation, Merger, Conveyance, Sale or Lease

     The indenture provides that we may, without the consent of any holders of the senior notes, consolidate or merge with, or convey, transfer or lease substantially all of our assets to, another U.S. entity so long as:

     o if we are not the surviving entity, the surviving entity expressly assumes by supplemental indenture all of our applicable obligations under the senior notes and the indenture;

     o immediately after giving effect to the transaction, no event of default under the senior notes and no event which, after notice or lapse of time or both, would become an event of default under the senior notes, has occurred and is continuing; and

     o either we or our successor delivers to the trustee an officers' certificate and an opinion of counsel stating that such consolidation, merger, conveyance, transfer or lease, and if a supplemental indenture is required by the transaction, the supplemental indenture, comply with the indenture and all conditions precedent in the indenture relating to such transaction. (Section 5.01).

     In addition, we may assign and delegate all of our rights and obligations under the indenture, the senior notes, the supplemental indenture relating to the senior notes and all other related documents, agreements and instruments to Alliant Energy Corporation or a subsidiary of Alliant Energy Corporation, any person that owns all of our capital stock or any person that owns all of the capital stock of a person that owns all of our capital stock. Upon the assumption of these rights and obligations by that person, we will be automatically released from the obligations, provided that immediately after giving effect to the transaction, no event of default under the senior notes, and no event which, after notice or lapse of time or both, would become an event of default under the senior notes, has occurred and is continuing. (Section 5.05).

     The indenture also provides that Alliant Energy Corporation may, without the consent of any holders of the senior notes, consolidate or merge with, or convey, transfer or lease substantially all of its assets to, another U.S. entity so long as:

     o if Alliant Energy Corporation is not the surviving entity, the surviving entity assumes by supplemental indenture all of Alliant Energy Corporation's obligations under the guarantees and the indenture;

     o immediately after giving effect to the transaction, no event of default under the senior notes, and no event which, after notice or lapse of time or both, would become an event of default under the senior notes, has occurred and is continuing; and

     o each of Alliant Energy Corporation and the successor person delivers to the trustee an officers' certificate and an opinion of counsel stating that such consolidation, merger, conveyance, transfer or lease, and if a supplemental indenture is required by the transaction, the supplemental indenture, comply with the indenture and all conditions precedent in the indenture, relating to such transaction. (Section 5.03).

Modification of the Indenture

     We, Alliant Energy Corporation and the trustee generally may modify and amend the indenture or any supplemental indenture with the consent of the holders of a majority of the principal amount of the outstanding debt securities of each affected series, with each series voting as a class. These majority holders may also waive compliance by us or Alliant Energy Corporation with any provision of the indenture, any supplemental indenture or the debt securities of any series. However, without the consent of a holder of each debt security affected, an amendment or waiver may not:

     o reduce the amount of debt securities whose holders must consent to an amendment or waiver;

     o    change the rate or the time for payment of interest;

     o    change the principal or the fixed maturity;

     o    waive a default in the payment of principal, premium or interest;

     o    make any debt securities payable in a different currency;

     o make any change in the provisions of the indenture concerning waiver of existing defaults, right of holders of debt securities to receive payment or amendments and waivers with consent of holders of debt securities;

     o impair the right to institute suit for the enforcement of any payment on or after the stated maturity of such payment or, in the case of redemption, on or after the redemption date; or

     o modify or effect in any manner adverse to the holders the terms and conditions of Alliant Energy Corporation's obligations regarding due and punctual payment of principal of, or any premium or interest on, or any sinking fund requirements of, any debt securities subject to guarantees. (Section 9.02).

     We, Alliant Energy Corporation and the trustee may amend or supplement the indenture without the consent of any holder of any of the debt securities:

     o to cure any ambiguity, defect or inconsistency in the indenture, any supplemental indenture, the debt securities or guarantees;

     o to provide for the assumption of all of our obligations under the debt securities, the indenture, any supplemental indenture or of Alliant Energy Corporation's obligations under the guarantees and the indenture or any supplemental indenture by any corporation in connection with a merger or consolidation of us or Alliant Energy Corporation or transfer or lease of substantially all of our or Alliant Energy Corporation's property and assets;

     o make any change that does not adversely affect the rights of any holder of debt securities;

     o    to add to the rights of holders of any of the debt securities;

     o to secure any debt securities as provided under the heading "--Restrictive Covenants-- Limitation on Liens;"

     o to evidence the succession of another person to us or Alliant Energy Corporation, and the assumption by the successor person of the covenants of us and Alliant Energy Corporation, as the case may be, provided in the indenture or the senior notes;

     o    to establish the form or terms of any debt securities;

     o to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the debt securities and to add to or change any of the provisions of the indenture necessary to facilitate the administration of the indenture by more than one trustee; or

     o to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any debt securities, provided that such action will not adversely affect the interests of any holder of any debt security in any material respect. (Section 9.01).

Events of Default

     Any one of the following is an event of default with respect to the senior notes:

     (a) if we or Alliant Energy Corporation default in the payment of any interest on the senior notes, and such default continues for 30 days;

     (b) if we or Alliant Energy Corporation default in payment of principal of or premium, if any, on the senior notes when the same become due at maturity, upon redemption, by declaration or otherwise;

     (c) if we or Alliant Energy Corporation materially default in the performance or materially breach any of our respective covenants or obligations in the indenture, any supplemental indenture or the senior notes and this material default or breach continues for a period of 90 days after we or Alliant Energy Corporation receive written notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior notes;

     (d) if we or Alliant Energy Corporation default in the payment of the principal of any bond, debenture, note or other indebtedness or in the payment of principal under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed, which default for payment of principal is in an aggregate principal amount exceeding $25,000,000 when such indebtedness becomes due and payable, if such default continues unremedied or unwaived for more than 30 business days and the time for payment of such amount has not been expressly extended;

     (e) our failure or the failure by Alliant Energy Corporation generally to pay our respective debts as they become due, or the admission in writing of our inability or Alliant Energy Corporation's inability to pay our respective debts generally, or the making of a general assignment for the benefit of our respective creditors, or the institution of any proceeding by or against Alliant Energy Corporation or us that is dismissed within 180 days from its commencement seeking to adjudicate us or Alliant Energy Corporation bankrupt or insolvent, or seeking insolvent liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition, of us or Alliant Energy Corporation or our respective debts under any law relating to bankruptcy, insolvency, reorganization, moratorium or relief of debtors, or seeking the entry of an order for relief or appointment of an administrator, receiver, trustee, intervenor or other similar official for us or Alliant Energy Corporation or for any substantial part of our property or the property of Alliant Energy Corporation, or the taking of any action by Alliant Energy Corporation or us to authorize any of the actions set forth in this clause; and

     (f) a material default in the performance or material breach by Alliant Energy Corporation of any covenant or obligation of Alliant Energy Corporation contained in its guarantee, and the continuance of such material default or breach for a period of 90 days after which we or Alliant Energy Corporation receive written notice from the trustee or the holders of at least 25% in aggregate principal amount of the senior notes. (Section 6.01).

     If an event of default with respect to the senior notes occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior notes may declare the principal amount of the outstanding senior notes, and any interest accrued on the senior notes, to be due and payable immediately by delivering a written notice to us and Alliant Energy Corporation and to the trustee if given by the holders. At any time after that declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained, the holders of a majority in principal amount of all of the senior notes, by notice to the trustee, may rescind this declaration and all its consequences if all events of default have been cured or waived, other than the non-payment of principal of the outstanding senior notes which has become due solely by reason of the declaration of acceleration, and that declaration of acceleration and its consequences will be automatically annulled and rescinded (Section 6.02).

     Holders of the senior notes may not enforce the indenture, the senior notes or any guarantees, if applicable, unless:

     o the holder has previously given written notice to the trustee of a continuing event of default with respect to the senior notes;

     o the holders of not less than 25% in aggregate principal amount of the senior notes have made written request to the trustee to institute proceedings in respect of such event of default under the senior notes in its own name as trustee;

     o the holder or holders have offered the trustee indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

     o the trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any such proceedings; and

     o no direction inconsistent with such written request has been given to the trustee during the 60-day period by the holders of a majority of the outstanding aggregate principal amount of the senior notes. (Section 6.06).

     However, these limitations do not apply to a suit instituted by a holder of any senior notes for the enforcement of the payment of the principal of or premium, if any, or interest on the senior notes on or after the applicable due date specified in the senior notes. (Section 6.07).

     If the trustee collects any money pursuant to an event of default under the senior notes, it will pay out the money in the following order:

     o first, to the trustee for amounts due to it as compensation for its services and any indemnities owed to it;

     o second, to holders of the senior notes in respect of which or for the benefit of which such money has been collected for amounts due and unpaid on the senior notes for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the senior notes for principal and interest; and

     o third, to the person or persons lawfully entitled thereto, or as a court of competent jurisdiction may direct. (Section 6.10).

     The trustee may fix a record date with respect to registered securities and payment date for any such payment to holders of the senior notes. This record date will not be less than 10 days nor more than 60 days prior to the applicable payment date. (Section 6.10).

     We and Alliant Energy Corporation must deliver to the trustee annually a written statement stating that we and Alliant Energy Corporation have complied with all applicable conditions and covenants under the indenture or, if we or Alliant Energy Corporation are in default, specifying that default. We and Alliant Energy Corporation are required under the indenture to deliver to the trustee, within five days after its occurrence, written notice of any event of default under the senior notes or any event that, after notice or lapse of time or both, would become an event of default under the senior notes. (Sections 4.07 and 4.08).

Optional Redemption

     We may redeem the senior notes at our option in whole or in part at any time, on at least 30 days' but not more than 60 days' prior written notice mailed to the registered holders of the senior notes, at a price equal to the greater of:

     o    100% of the principal amount of the senior notes being redeemed; and

     o the sum of the present values of the principal amount of the senior notes to be redeemed and the remaining scheduled payments of interest on the senior notes from the redemption date to January 15, 2013, discounted from their respective scheduled payment dates to the redemption date semi-annually, assuming a 360-day year consisting of twelve 30-day months at a discount rate equal to the Treasury Yield plus 50 basis points, plus accrued interest on the senior notes to the redemption date. (Supplemental Indenture).

     "Treasury Yield" means, with respect to any redemption date, the annual rate equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue expressed as a percentage of its principal amount equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the senior notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the senior notes.

     "Comparable Treasury Price" means, with respect to any date of redemption:

     o the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding the redemption date, as set forth in the daily statistical release published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities;" or

     o if this release is not published or does not contain such prices on the business day in question, the Reference Treasury Dealer Quotation for the redemption date.

     "Independent Investment Banker" means an independent investment banking institution of national standing appointed by us and reasonably acceptable to the trustee.

     "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue expressed in each case as a percentage of its principal amount and quoted in writing to us by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

     "Reference Treasury Dealer" means a primary United States government securities dealer in New York City appointed by us and reasonably acceptable to the trustee.

     Notice of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of the senior notes to be redeemed at its registered address. (Section 3.03).

     If fewer than all the senior notes are to be redeemed, selection of senior notes for redemption will be made by the trustee in any manner the trustee deems fair and appropriate and that complies with applicable legal and securities exchange requirements. (Section 3.02).

     Unless we default in payment of the redemption price, from and after the date of redemption, the senior notes or portions thereof called for redemption will cease to bear interest, and the holders of the senior notes will have no right in respect of the senior notes except the right to receive the redemption price. (Section 3.04).

Defeasance and Covenant Defeasance

     The indenture provides that we and Alliant Energy Corporation may elect:

     o to be discharged from any and all of our respective obligations in respect of the senior notes ("defeasance"), except in each case for the obligations to register the transfer or exchange of the senior notes, replace stolen, lost or mutilated senior notes, maintain paying agencies and hold moneys for payments in trust; or

     o not to comply with certain covenants ("covenant defeasance") of the indenture with respect to the senior notes described above under "-- Restrictive Covenants"

if we and Alliant Energy Corporation irrevocably deposit with the trustee cash or U.S. government securities or a combination of cash or U.S. government securities, in an amount sufficient, together with interest paid on the U.S. government securities, to pay, when due, the principal of, premium, if any, and interest on the outstanding senior notes to maturity or redemption. (Sections
8.02 and 8.03). We and Alliant Energy Corporation must satisfy certain other conditions before we may effect defeasance or covenant defeasance. These conditions include:

     o that no event of default or event, which with notice or lapse of time would become an event of default with respect to the senior notes, will have occurred and be continuing on the date of the deposit or insofar as an event of default described in clause (e) of the first paragraph under "-- Events of Default" is concerned, at any time during the period ending on the 181st day of the deposit; and

     o that the defeasance or covenant defeasance will not result in the breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument under which we are bound or under which Alliant Energy Corporation is bound. (Section 8.04).

     To exercise any such option, we or Alliant Energy Corporation, as applicable, will be required to deliver to the trustee:

     o an opinion of counsel of to the effect that the holders of the senior notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case absent the deposit, which in the case of defeasance must be based on a change in law or a published ruling by the U.S. Internal Revenue Service, and the deposit will not result in us or Alliant Energy Corporation being deemed an "investment company" required to be registered under the Investment Company Act of 1940; and

     o an officer's certificate as to compliance with all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the senior notes. (Section 8.04).

     If we or Alliant Energy Corporation wish to deposit or cause to be deposited money or U.S. government securities to pay or discharge the principal of, premium, if any, and interest on the outstanding senior notes to and including a redemption date on which all of the outstanding senior notes are to be redeemed, the redemption date will be irrevocably designated by a resolution of our Board of Directors or a resolution of the Board of Directors of Alliant Energy Corporation delivered to the trustee on or prior to the date of deposit of such money or U.S. government securities, and such Board resolution will be accompanied by an irrevocable notice of the defeasance to the trustee. (Section 8.04).

     If the trustee is unable to apply any money or U.S. government securities deposited in trust to effect a defeasance or covenant defeasance by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then any obligations from which we or Alliant Energy Corporation had been discharged or released will be revived and reinstated as though no such deposit of moneys in trust had occurred, until the time that the trustee is permitted so to apply all of the money or U.S. government securities deposited in trust. (Section 8.06).

Governing Law

     The indenture and the senior notes will be governed by, and construed in accordance with, the laws of the State of Wisconsin. (Section 10.09).

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     THIS SUMMARY IS OF A GENERAL NATURE AND IS INCLUDED HEREIN SOLELY FOR INFORMATIONAL PURPOSES. IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS BEING, LEGAL OR TAX ADVICE. NO REPRESENTATION WITH RESPECT TO THE CONSEQUENCES TO ANY PARTICULAR PURCHASER OF THE SENIOR NOTES IS MADE. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

     The following is a summary of certain material United States federal income tax consequences of the exchange offer to holders of the old senior notes. The discussion does not consider the aspects of the ownership and disposition of the old senior notes or the new senior notes. A discussion of the U.S. federal income tax consequences of holding and disposing of the senior notes is contained in the offering memorandum with respect to the old senior notes.

     The following summary deals only with senior notes held as capital assets by purchasers at the issue price who are United States holders and not with special classes of holders, such as dealers in securities or currencies, financial institutions, partnerships or other entities treated as partnerships for United States federal income tax purposes, life insurance companies, tax-exempt entities, persons holding senior notes as part of a hedge, conversion, constructive sale transaction, straddle or other risk reduction strategy, and persons whose functional currency is not the U.S. dollar. Persons considering the purchase of senior notes should consult their own tax advisors concerning these matters and as to the tax treatment under foreign, state and local tax laws and regulations. We cannot provide any assurance that the Internal Revenue Service will not challenge the conclusions stated below. We have not sought and will not seek a ruling from the IRS on any of the matters discussed below.

     This summary is based upon the Internal Revenue Code of 1986, Treasury Regulations, IRS rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Changes in this area of law may be applied retroactively in a manner that could cause the income tax consequences to vary substantially from the consequences described below, possibly adversely affecting a United States Holder. The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the senior notes may differ from the treatment described below.

     The exchange of old senior notes for the new senior notes under the terms of the exchange offer should not constitute a taxable exchange. As a result:

     o A holder should not recognize taxable gain or loss as a result of exchanging old senior notes for the new senior notes under the terms of the exchange offer;

     o The holder's holding period of the new senior notes should include the holding period of the old senior notes exchanged for the new senior notes; and

     o A holder's adjusted tax basis in the new senior notes should be the same as the adjusted tax basis, immediately before the exchange, of the old senior notes exchanged for the new senior notes.

                              PLAN OF DISTRIBUTION

     If you are a broker-dealer and hold old senior notes for your own account as a result of market-making activities or other trading activities and you receive new senior notes in exchange for old senior notes in the exchange offer, then you may be a statutory underwriter and must acknowledge that you will deliver a prospectus in connection with any resale of these new senior notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new senior notes received in exchange for old senior notes where such old senior notes were acquired as a result of market-making activities or other trading activities. Unless you are a broker-dealer, you must acknowledge that you are not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in a distribution of new senior notes. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds in connection with the exchange offer or any sale of new senior notes by broker-dealers. New senior notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new senior notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealers or the purchasers of any such new senior notes. Any broker-dealer that resells new senior notes that were received by it for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of such new senior notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new senior notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer -- Resales of the New Senior Notes."

                                  LEGAL MATTERS

     The validity of the new senior notes and guarantees will be passed upon by Foley & Lardner.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule of Alliant Energy Corporation incorporated in this registration statement by reference from Alliant Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================






                                  $300,000,000


                              [Alliant Energy Logo]



                         ALLIANT ENERGY RESOURCES, INC.

                           9.75% Senior Notes due 2013
                          Unconditionally Guaranteed by

                           ALLIANT ENERGY CORPORATION


                                  ____________

                                   PROSPECTUS
                                  ____________



                             _________________, 2003







================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     Pursuant to the provisions of the Wisconsin Business Corporation Law and
Article VIII of the Registrants' Bylaws, directors and officers of the Registrants are entitled to mandatory indemnification from the Registrants against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding; and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to either Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with either Registrant or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of criminal law unless the director or officer had a reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrants are not subject to personal liability to the Registrants, their shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

     The indemnification provided by the Wisconsin Business Corporation Law and the Registrants' Bylaws is not exclusive of any other rights to which a director or officer of the Registrants may be entitled. The Registrants also carry directors' and officers' liability insurance.

         The Registration Rights Agreement contains provisions under which the underwriters agree to indemnify the directors and officers of the Registrants against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the directors and officers may be required to make in respect thereof.

Item 21.  Exhibits and Financial Statement Schedules.

     (a) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

     (b) Financial Statement Schedules. Schedule II - Valuation and Qualifying Accounts is hereby incorporated by reference to Alliant Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-9894). All other schedules are omitted because they are not applicable or not require, or because the required information is shown either in the consolidated financial statements or in the notes thereto.

     (c)  Reports, Opinions or Appraisals. Not applicable.

Item 22.  Undertakings.

     (a)  Each of the undersigned Registrants hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the

          Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Each of the undersigned Registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) Each of the undersigned Registrants hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (e) Each of the undersigned Registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on April 29, 2003.


                                      ALLIANT ENERGY RESOURCES, INC.


                                      By: /s/ Erroll B. Davis, Jr.
                                          ------------------------------------
                                          Erroll B. Davis, Jr.
                                          Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                           Title                      Date


/s/ Erroll B. Davis, Jr.        Chairman and Chief Executive      April 29, 2003
----------------------------    Officer and Director
Erroll B. Davis, Jr.            (Principal Executive Officer)

/s/ Thomas M. Walker            Chief Financial Officer           April 29, 2003
----------------------------    (Principal Financial Officer)
Thomas M. Walker

/s/ John E. Kratchmer           Vice President, Controller and    April 29, 2003
----------------------------    Chief Accounting Officer
John E. Kratchmer               (Principal Accounting Officer)

            *                   Director                          April 29, 2003
----------------------------
Alan B. Arends

            *                   Director                          April 29, 2003
----------------------------
Jack B. Evans

            *                   Director                          April 29, 2003
----------------------------
Joyce L. Hanes

            *                   Director                          April 29, 2003
----------------------------
Lee Liu

            *                   Director                          April 29, 2003
----------------------------
Katharine C. Lyall

            *                   Director                          April 29, 2003
----------------------------
Singleton B. McAllister

            *                   Director                          April 29, 2003
----------------------------
David A. Perdue

            *                   Director                          April 29, 2003
----------------------------
Judith D. Pyle

            *                   Director                          April 29, 2003
----------------------------
Robert W. Schlutz

            *                   Director                          April 29, 2003
----------------------------
Wayne H. Stoppelmoor

            *                   Director                          April 29, 2003
----------------------------
Anthony R. Weiler



*By:  /s/ Erroll B. Davis, Jr.
    ------------------------
      Erroll B. Davis, Jr.
      Attorney-in-fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin on April 29, 2003.


                                      ALLIANT ENERGY CORPORATION


                                      By: /s/ Erroll B. Davis, Jr.
                                          ------------------------------------
                                          Erroll B. Davis, Jr.
                                          Chairman, President and Chief
                                           Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                           Title                      Date


/s/ Erroll B. Davis, Jr.        Chairman, President and Chief     April 29, 2003
----------------------------    Executive Officer and Director
Erroll B. Davis, Jr.            (Principal Executive Officer)

/s/ Thomas M. Walker            Executive Vice President and      April 29, 2003
----------------------------    Chief Financial Officer
Thomas M. Walker                (Principal Financial Officer)

/s/ John E. Kratchmer           Vice President, Controller and    April 29, 2003
----------------------------    Chief Accounting Officer
John E. Kratchmer               (Principal Accounting Officer)

            *                   Director                          April 29, 2003
----------------------------
Alan B. Arends

            *                   Director                          April 29, 2003
----------------------------
Jack B. Evans

            *                   Director                          April 29, 2003
----------------------------
Joyce L. Hanes

            *                   Director                          April 29, 2003
----------------------------
Lee Liu

            *                   Director                          April 29, 2003
----------------------------
Katharine C. Lyall

            *                   Director                          April 29, 2003
----------------------------
Singleton B. McAllister

            *                   Director                          April 29, 2003
----------------------------
David A. Perdue

            *                   Director                          April 29, 2003
----------------------------
Judith D. Pyle

            *                   Director                          April 29, 2003
----------------------------
Robert W. Schlutz

            *                   Director                          April 29, 2003
----------------------------
Wayne H. Stoppelmoor

            *                   Director                          April 29, 2003
----------------------------
Anthony R. Weiler


*By: /s/ Erroll B. Davis, Jr.
    ------------------------
     Erroll B. Davis, Jr.
     Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit Number                        Document Description
--------------                        --------------------

     (4.1) Indenture, dated as of November 4, 1999, among Alliant Energy Resources, Inc. ("Resources"), Alliant Energy Corporation ("Alliant Energy"), as Guarantor, and U.S. Bank National Association ("U.S. Bank"), as Trustee (incorporated by reference to Exhibit 4.1 to Resources' and Alliant Energy's Registration Statement on Form S-4 (Reg. No. 333-92859)), and the indentures supplemental thereto dated, respectively, November 4, 1999, February 1, 2000, November 15, 2001 and December 26, 2002 (Exhibit 4.2 in Resources' and Alliant Energy's Registration Statement on Form S-4 (Registration No. 333-92859), Exhibit 99.4 in Alliant Energy's Form 8-K dated February 1, 2000, Exhibit 4.4 in Resources' and Alliant Energy's Registration Statement on Form S-4 (Registration No. 333-75020) and Exhibit 4.16a to Alliant Energy's Annual Report on Form 10-K for the year ended December 31, 2002).


     (4.2)       Form of New 9.75% Senior Notes due 2013 and related
                 Guarantees.*


     (4.3) Registration Rights Agreement, dated as of December 26, 2002, among Resources, Alliant Energy, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Utehdahl Capital Partners, L.P. and The Williams Capital Group, L.P. (incorporated by reference to
                 Exhibit 4.17 to Alliant Energy's Annual Report on Form 10-K for the year ended December 31, 2002).

     (4.4) Indenture of Mortgage or Deed of Trust dated August 1, 1941, between Wisconsin Power and Light Company ("WP&L") and U.S. Bank and Robert T. Jones, successor, as Trustees, filed as
                 Exhibit 7(a) in File No. 2-6409, and the indentures supplemental thereto dated, respectively, January 1, 1948, September 1, 1948, June 1, 1950, April 1, 1951, April 1, 1952,
                 September 1, 1953, October 1, 1954, March 1, 1959, May 1, 1962,
                 August 1, 1968, June 1, 1969, October 1, 1970, July 1, 1971,
                 April 1, 1974, December 1, 1975, May 1, 1976, May 15, 1978,
                 August 1, 1980, January 15, 1981, August 1, 1984, January 15, 1986, June 1, 1986, August 1, 1988, December 1, 1990, September 1, 1991, October 1, 1991, March 1, 1992, May 1, 1992, June 1,
                 1992 and July 1, 1992 (Second Amended Exhibit 7(b) in File No. 2-7361; Amended Exhibit 7(c) in File No. 2-7628; Amended
                 Exhibit 7.02 in File No. 2-8462; Amended Exhibit 7.02 in File No. 2-8882; Second Amendment Exhibit 4.03 in File No. 2-9526; Amended Exhibit 4.03 in File No. 2-10406; Amended Exhibit 2.02 in File No. 2-11130; Amended Exhibit 2.02 in File No. 2-14816; Amended Exhibit 2.02 in File No. 2-20372; Amended Exhibit 2.02 in File No. 2-29738; Amended Exhibit 2.02 in File No. 2-32947; Amended Exhibit 2.02 in File No. 2-38304; Amended Exhibit 2.02 in File No. 2-40802; Amended Exhibit 2.02 in File No. 2-50308;
                 Exhibit 2.01(a) in File No. 2-57775; Amended Exhibit 2.02 in File No. 2-56036; Amended Exhibit 2.02 in File No. 2-61439;
                 Exhibit 4.02 in File No. 2-70534; Amended Exhibit 4.03 in File No. 2-70534; Exhibit 4.02 in File No. 33-2579; Amended Exhibit
                 4.03 in File No. 33-2579; Amended Exhibit 4.02 in File No. 33-4961; Exhibit 4.24 in File No. 33-45726, Exhibit 4.25 in
                 File No. 33-45726, Exhibit 4.26 in File No. 33-45726, Exhibit
                 4.27 in File No. 33-45726, Exhibit 4.1 to WP&L's Form 8-K dated March 9, 1992, Exhibit 4.1 to WP&L's Form 8-K dated May 12, 1992, Exhibit 4.1 to WP&L's Form 8-K dated June 29, 1992 and
                 Exhibit 4.1 to WP&L's Form 8-K dated July 20, 1992).

     (4.5) Indenture, dated as of June 20, 1997, between WP&L and U.S. Bank, as Trustee, relating to debt securities (incorporated by reference to Exhibit 4.33 to Amendment No. 2 to WP&L's Registration Statement on Form S-3 (Registration No. 33-60917)).

     (4.6) Officers' Certificate, dated as of June 25, 1997, creating WP&L's 7% debentures due June 15, 2007 (incorporated by reference to Exhibit 4 to WP&L's Form 8-K, dated June 25,
                 1997).

     (4.7) Officers' Certificate, dated as of October 27, 1998, creating WP&L's 5.7% debentures due October 15, 2008 (incorporated by reference to Exhibit 4 to WP&L's Form 8-K, dated October 27,
                 1998).

     (4.8) Officers' Certificate, dated as of March 1, 2000, creating WP&L's 7-5/8% debentures due March 1, 2010 (incorporated by reference to Exhibit 4 to WP&L's Form 8-K, dated March 1,
                 2000).

     (4.9) Indenture of Mortgage and Deed of Trust, dated as of September 1, 1993, between Interstate Power and Light Company ("IP&L") and Bank One Trust Company, National Association ("Bank One Trust"), successor, as Trustee (incorporated by reference to
                 Exhibit 4(c) to IP&L's Form 10-Q for the quarter ended September 30, 1993), and the indentures supplemental thereto dated, respectively, October 1, 1993, November 1, 1993, March 1, 1995, September 1, 1996 and April 1, 1997 (Exhibit 4(d) in IP&L's Form 10-Q dated November 12, 1993, Exhibit 4(e) in IP&L's Form 10-Q dated November 12, 1993, Exhibit 4(b) in IP&L's Form 10-Q dated May 12, 1995, Exhibit 4(c)(i) in IP&L's Form 8-K dated September 19, 1996 and Exhibit 4(a) in IP&L's Form 10-Q dated May 14, 1997).

     (4.10) Indenture of Mortgage and Deed of Trust, dated as of August 1, 1940, between IP&L and Bank One Trust, successor, as Trustee (incorporated by reference to Exhibit 2(a) to IP&L's Registration Statement, File No. 2-25347), and the indentures supplemental thereto dated, respectively, March 1, 1941, July 15, 1942, August 2, 1943, August 10, 1944, November 10, 1944,
                 August 8, 1945, July 1, 1946, July 1, 1947, December 15, 1948,
                 November 1, 1949, November 10, 1950, October 1, 1951, March 1, 1952, November 5, 1952, February 1, 1953, May 1, 1953, November 3, 1953, November 8, 1954, January 1, 1955, November 1, 1955,
                 November 9, 1956, November 6, 1957, November 4, 1958, November 3, 1959, November 1, 1960, January 1, 1961, November 7, 1961,
                 November 6, 1962, November 5, 1963, November 4, 1964, November 2, 1965, September 1, 1966, November 30, 1966, November 7, 1967, November 5, 1968, November 1, 1969, December 1, 1970,
                 November 2, 1971, May 1, 1972, November 7, 1972, November 7, 1973, September 10, 1974, November 5, 1975, July 1, 1976,
                 November 1, 1976, December 1, 1977, November 1, 1978, December 1, 1979, November 1, 1981, December 1, 1980, December 1, 1982,
                 December 1, 1983, December 1, 1984, March 1, 1985, March 1, 1988, October 1, 1988, May 1, 1991, March 1, 1992, October 1,
                 1993, November 1, 1993, March 1, 1995, September 1, 1996 and April 1, 1997 (Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347,
                 Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347,
                 Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347,
                 Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 2(a) in File No. 2-25347, Exhibit 4.10 in IP&L's Form 10-K for the year 1966, Exhibit 4.10 in IP&L's Form 10-K for the year

                 1966, Exhibit 4.10 in IP&L's Form 10-K for the year 1967,
                 Exhibit 4.10 in IP&L's Form 10-K for the year 1968, Exhibit
                 4.10 in IP&L's Form 10-K for the year 1969, Exhibit 1 in IP&L's Form 8-K dated December 1970, Exhibit 2(g) in File No. 2-43131,
                 Exhibit 1 in IP&L's Form 8-K dated May 1972, Exhibit 2(i) in File No. 2-56078, Exhibit 2(j) in File No. 2-56078, Exhibit 2(k) in File No. 2-56078, Exhibit 2(l) in File No. 2-56078,
                 Exhibit 1 in IP&L's Form 8-K dated July 1976, Exhibit 1 in IP&L's Form 8-K dated December 1976, Exhibit 2(o) in File No. 2-60040, Exhibit 1 in IP&L's Form 10-Q dated June 30, 1979,
                 Exhibit 2(q) in Form S-16 in File No. 2-65996, Exhibit 2 in IP&L's Form 10-Q dated March 31, 1982, Exhibit 4(s) in IP&L's Form 10-K for the year 1981, Exhibit 4(t) in IP&L's Form 10-K for the year 1982, Exhibit 4(u) in IP&L's Form 10-K for the year 1983, Exhibit 4(v) in IP&L's Form 10-K for the year 1984,
                 Exhibit 4(w) in IP&L's Form 10-K for the year 1984, Exhibit 4(b) in IP&L's Form 10-Q dated May 12, 1988, Exhibit 4(c) in IP&L's Form 10-Q dated November 10, 1988, Exhibit 4(d) in IP&L's Form 10-Q dated August 13, 1991, Exhibit 4(c) in IP&L's Form 10-K for the year 1991, Exhibit 4(a) in IP&L's Form 10-Q dated November 12, 1993, Exhibit 4(b) in IP&L's Form 10-Q dated November 12, 1993, Exhibit 4(a) in IP&L's Form 10-Q dated May 12, 1995, Exhibit 4(f) in IP&L's Form 8-K dated September 19, 1996 and Exhibit 4(b) in IP&L's Form 10-Q dated May 14, 1997).

     (4.11) Indenture or Deed of Trust dated as of February 1, 1923, between IP&L and Bank One Trust, successor, and Lawrence Dillard, successor, as Trustees (incorporated by reference to Exhibit B-1 to File No. 2-1719), and the indentures supplemental thereto dated, respectively, May 1, 1940, May 2, 1940, October 1, 1945, October 2, 1945, January 1, 1948,
                 September 1, 1950, February 1, 1953, October 2, 1953, August 1, 1957, September 1, 1962, June 1, 1967, February 1, 1973,
                 February 1, 1975, July 1, 1975, September 2, 1975, March 10, 1976, February 1, 1977, January 1, 1978, March 1, 1979, March
                 1, 1980, May 31, 1986, July 1, 1991, September 1, 1992 and
                 December 1, 1994 (Exhibit B-1-k in File No. 2-4921, Exhibit B-1-l in File No. 2-4921, Exhibit 7(m) in File No. 2-8053,
                 Exhibit 7(n) in File No. 2-8053, Exhibit 7(o) in File No. 2-8053, Exhibit 4(e) in File No. 33-3995, Exhibit 4(b) in File No. 2-10543, Exhibit 4(q) in File No. 2-10543, Exhibit 2(b) in File No. 2-13496, Exhibit 2(b) in File No. 2-20667, Exhibit 2(b) in File No. 2-26478, Exhibit 2(b) in File No. 2-46530,
                 Exhibit 2(aa) in File No. 2-53860, Exhibit 2(bb) in File No. 2-54285, Exhibit 2(bb) in File No. 2-57510, Exhibit 2(cc) in File No. 2-57510, Exhibit 2(ee) in File No. 2-60276, Exhibit 2 in File No. 0-849, Exhibit 2 in File No. 0-849, Exhibit 2 in File No. 0-849, Exhibit 4(g) in File No. 33-3995, Exhibit 4(h) in File No. 0-849, Exhibit 4(m) in File No. 0-849 and Exhibit 4(f) in File No. 0-4117-1)

     (4.12) Indenture (For Unsecured Subordinated Debt Securities), dated as of December 1, 1995, between IP&L and Bank One Trust, successor, as Trustee (incorporated by reference to Exhibit 4(i) to IP&L's Amendment No. 1 to Registration Statement, File No. 33-62259).

     (4.13) Indenture (For Senior Unsecured Debt Securities), dated as of August 1, 1997, between IP&L and Bank One Trust, successor, as Trustee (incorporated by reference to Exhibit 4(j) to IP&L's Registration Statement, File No. 333-32097).

     (4.14) Officers' Certificate, dated as of August 4, 1997, creating IP&L's 6-5/8% Senior Debentures, Series A, due 2009 (incorporated by reference to Exhibit 4.12 to IP&L's Annual Report on Form 10-K for the year ended December 31, 2000).

     (4.15) Officers' Certificate, dated as of March 6, 2001, creating IP&L's 6-3/4% Senior Debentures, Series B, due 2011 (incorporated by reference to Exhibit 4 to IP&L's Form 8-K, dated March 6, 2001).

     (4.16) The Original through the Nineteenth Supplemental Indentures of IP&L, successor, to JPMorgan Chase Bank and James P. Freeman, successor, as Trustee, dated January 1, 1948 securing First Mortgage Bonds (incorporated by reference to Exhibits 4(b) through 4(t) to Interstate Power Company's ("IPC") Registration Statement No. 33-59352 dated March 11, 1993).

     (4.17) Twentieth Supplemental Indenture of IP&L, successor, to JPMorgan Chase Bank and James P. Freeman, successor, as Trustees, dated May 15, 1993 (incorporated by reference to
                 Exhibit 4(u) to IPC's Registration Statement No. 33-59352 dated March 11, 1993).

     (4.18) Twenty-First Supplemental Indenture of IP&L, successor, to JPMorgan Chase Bank and James P. Freeman, as Trustees, dated December 31, 2001 (incorporated by reference to Exhibit 4.3 to IP&L's Form 8-K, dated January 1, 2002).

                 Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the registrants agree to furnish to the Securities and Exchange Commission, upon request, any instrument defining the rights of holders of long-term debt not being registered that is not filed as an exhibit to this Registration Statement on Form S-4. No such instrument authorizes securities in excess of 10% of the total assets of Alliant Energy or Resources, as the case may be.


     (5)         Opinion of Foley & Lardner (including consent of counsel).*

    (12) Statement re computation of ratios of earnings to fixed charges.*

    (23.1)       Consent of Deloitte & Touche LLP.

    (23.2)       Consent of Foley & Lardner (filed as part of Exhibit (5)).*

    (24)         Powers of attorney.*

    (25) Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association.*

    (99.1)       Form of Letter of Transmittal.*

    (99.2)       Form of Notice of Guaranteed Delivery.*

    (99.3)       Guidelines for Certification of Taxpayer Identification Number
                 (TIN) on Form W-9.*

    (99.4)       Form of Letter to Clients.*

    (99.5) Form of Instructions to Registered Holder and/or DTC Participant from Beneficial Owners.*

    (99.6)       Form of Letter to Nominees.*


Documents incorporated by reference to filings made by Alliant Energy under the Securities Exchange Act of 1934, as amended (the "1934 Act"), are under File No. 1-9894. Documents incorporated by reference to filings made by WP&L under the 1934 Act are under File No. 0-337. Documents incorporated by reference to filings made by IP&L under the 1934 Act are under File No. 0-4117-1. Documents incorporated by reference to filings made by IPC under the 1934 Act are under File No. 1-3632.


*Previously filed.